File No. 70-9551


                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                      PRE-EFFECTIVE AMENDMENT NO. 1 TO
                      FORM U-1 APPLICATION/DECLARATION

                                    UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


   NiSource Inc.                           CEG Acquisition Corp.
   801 East 86th Avenue                    801 East 86th Avenue
   Merrillville, Indiana  46410-6272       Merrillville, Indiana 46410-6272


                   (Name of company filing this statement
                 and address of principal executive offices)

                                    None

                  (Name of top registered holding company)

                               Mark T. Maassel
              Vice President, Regulatory & Governmental Policy
                                NiSource Inc.
                            801 East 86th Avenue
                      Merrillville, Indiana  46410-6272

                 (Names and addresses of agents for service)


   The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

   Peter V. Fazio, Jr., Esq.               Steven R. Loeshelle, Esq.
   Schiff Hardin & Waite                   Dewey Ballantine LLP
   6600 Sears Tower                        1301 Avenue of the Americas
   Chicago, IL  60606-6473                 New York, New York  10019-6092

                              TABLE OF CONTENTS
                              -----------------


   ITEM 1.   DESCRIPTION OF TRANSACTION  . . . . . . . . . . . . . .    1

   A.   INTRODUCTION AND OVERVIEW OF THE TRANSACTION . . . . . . . .    1
        1.   Background  . . . . . . . . . . . . . . . . . . . . . .    3
        2.   Terms . . . . . . . . . . . . . . . . . . . . . . . . .    4
        3.   Financing of the Offer and Transaction  . . . . . . . .    5
        4.   Resulting Management  . . . . . . . . . . . . . . . . .    7
        5.   Benefit Plans . . . . . . . . . . . . . . . . . . . . .    8

   B.   DESCRIPTION OF THE PARTIES TO THE TRANSACTION  . . . . . . .    8
        1.   General Description . . . . . . . . . . . . . . . . . .    8
             a.   NiSource and its Subsidiaries  . . . . . . . . . .    8
             b.   Columbia and its Subsidiaries  . . . . . . . . . .   15
        2.   Description of Utility Facilities . . . . . . . . . . .   19
             a.   NiSource . . . . . . . . . . . . . . . . . . . . .   19
                  i.   Natural Gas Utilities . . . . . . . . . . . .   19
                  ii.  Electric Utility  . . . . . . . . . . . . . .   21
             b.   Columbia . . . . . . . . . . . . . . . . . . . . .   23
                  i.   Natural Gas Utilities . . . . . . . . . . . .   23

   ITEM 2.   FEES, COMMISSIONS AND EXPENSES  . . . . . . . . . . . .   24

   ITEM 3.   APPLICABLE STATUTORY PROVISIONS . . . . . . . . . . . .   24

   A.   LEGAL ANALYSIS . . . . . . . . . . . . . . . . . . . . . . .   25
        1.   Section 9(a)(2) . . . . . . . . . . . . . . . . . . . .   25
        2.   Section 10(b) . . . . . . . . . . . . . . . . . . . . .   26
             a.   Section 10(b)(1) . . . . . . . . . . . . . . . . .   27
                  i.   Interlocking Relationships  . . . . . . . . .   27
                  ii.  Concentration of Control  . . . . . . . . . .   27
             b.   Section 10(b)(2)   Fairness of Consideration . . .   30
             c.   Section 10(b)(2)   Reasonableness of Fees  . . . .   31
             d.   Section 10(b)(3)   Capital Structure . . . . . . .   32
        3.   Section 10(c) . . . . . . . . . . . . . . . . . . . . .   33
             a.   Section 10(c)(1) . . . . . . . . . . . . . . . . .   33
                  i.   Retention of Electric Operations  . . . . . .   34
                  ii.  Non-Utility Businesses  . . . . . . . . . . .   38
             b.   Section 10(c)(2) . . . . . . . . . . . . . . . . .   47
                  i.   Efficiencies and Economies  . . . . . . . . .   47
                            ii.  Integrated Gas Utility  . . . . . .   49
        4.   Section 10(f)   State Laws and Section 11 . . . . . . .   56
   B.   INTRA-SYSTEM PROVISION OF SERVICES . . . . . . . . . . . . .   56

   ITEM 4.   REGULATORY APPROVALS  . . . . . . . . . . . . . . . . .   59

   ITEM 5.   PROCEDURE . . . . . . . . . . . . . . . . . . . . . . .   60

   ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS . . . . . . . . . . .   60

   A.   EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . . .   60
   B.   FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . .   64

   ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS . . . . . . . .   64

        NiSource Inc. and CEG Acquistion Corp. hereby amend and restate this Application/Declaration on Form U-1 (File No. 70-9551) as follows:

   ITEM 1.   DESCRIPTION OF TRANSACTION
   ------------------------------------

   A.   INTRODUCTION AND OVERVIEW OF THE TRANSACTION
        --------------------------------------------

             CEG Acquisition Corp. ("Acquisition Corp."), a Delaware corporation and a wholly-owned subsidiary of NiSource Inc., an Indiana corporation whose principal executive offices are located at 801 East 86th Avenue, Merrillville, Indiana 46410 ("NiSource"), and NiSource herein request authority pursuant to the applicable standards of the Public Utility Holding Company Act of 1935, as amended, 15 U.S.C.
   Section 79a, ET SEQ. ("Act"), to acquire all of the outstanding common stock of Columbia Energy Group ("Columbia"), par value $.01 per share, and, to the extent required under the Act, for the related transactions herein described. Subsequent to the consummation of the acquisition, Acquisition Corp. would consummate a merger with Columbia pursuant to the Delaware General Corporation Law ("DGCL"). The acquisition by Acquisition Corp. of the stock of Columbia and the subsequent merger of these companies is referred to herein as the

    "Transaction." Columbia, a Delaware corporation, is a registered holding company under the Act. NiSource, currently an exempt holding company pursuant to Section 3(a)(1) of the Act, owns all of the issued and outstanding common stock of three public utility subsidiary companies that provide electric and retail natural gas service within the state of Indiana and two public utility subsidiary companies that provide retail natural gas service in the states of Maine, Massachusetts and New Hampshire.

             On June 25, 1999, Acquisition Corp. commenced a tender offer pursuant to the Securities Exchange Act of 1934, as amended, 15 U.S.C.
   Section 78, ET SEQ. ("1934 Act"), to purchase all of the outstanding shares of common stock of Columbia, at $68 per share, in cash, which was subsequently increased on October 17, 1999 to $74 per share, on the terms and subject to the conditions set forth in Acquisition Corp.'s Offer to Purchase and Related Letter of Transmittal ("Offer"). The purpose of the Offer and the Transaction is to enable NiSource to acquire control of, and the entire equity interest in, Columbia. The terms of the Offer comply with the provisions of Rule
   51. The Offer is conditioned on, among other things, approval under the Act. No fees are payable with respect to the Offer; no indemnity is provided for market or investment risk; no transfers of tendered shares will be made by Acquisition Corp.; and tendered shares may be withdrawn under the circumstances contemplated by Rule 51. Upon acquisition of the shares of Columbia common stock, and after necessary approvals under the Act, NiSource and Acquisition Corp. will each register as a holding company pursuant to Section 5 of the Act.

             Pursuant to Sections 9(a)(2) and 10 of the Act, NiSource and Acquisition Corp. hereby request authorization and approval of the

   Securities and Exchange Commission ("Commission") (i) to acquire, pursuant to the Offer and the Transaction as described herein, all of the issued and outstanding common stock of Columbia, and indirectly, all of the outstanding voting securities of the direct and indirect subsidiaries of Columbia and (ii) for the subsequent merger of Acquisition Corp. and Columbia. Approval is also requested under
   Section 13 of the Act and the rules promulgated thereunder for the provision of services to the resulting direct or indirect subsidiaries of NiSource by a service company subsidiary of NiSource.

             NiSource has sought to negotiate a merger transaction with Columbia. To date, Columbia has refused to enter into negotiations with NiSource. NiSource intends to continue to seek to negotiate with Columbia with respect to the consummation of a consensual merger transaction. If such negotiations occur and result in a definitive merger agreement between Columbia and NiSource, certain material terms of the Offer may change. Such negotiations could result in, among other things, termination of the Offer and submission of a different acquisition proposal to Columbia's stockholders for approval. Accordingly, the terms and details of the Transaction will depend on a variety of factors, legal requirements, the actions of Columbia's board of directors and whether the conditions stated in the Offer are satisfied in whole or in part. Although certain representations made and approvals sought in this Application/Declaration may change if a negotiated merger is reached with Columbia, NiSource is making the filing at this time pursuant to the requirement of Rule 51 that the application for approval of the Transaction contemplated by the Offer be filed as soon as practicable. In the absence of a cooperative relationship with Columbia, NiSource will require additional time to obtain and reflect in the Application/Declaration certain of the information relevant to the Transaction. In addition, as noted, NiSource will continue to seek to negotiate with Columbia with respect to its proposed combination of the companies. Such negotiations may change the terms of the proposed combination, and expedite the availability of information to NiSource. Under these circumstances, NiSource expects to amend this Application/Declaration with additional relevant information as it is compiled by, or becomes available to, NiSource.

             The Transaction will produce benefits to the public, investors and consumers and will satisfy all of the applicable standards of the Act. NiSource and Acquisition Corp. believe that the Transaction will provide important strategic and financial benefits to NiSource's shareholders and Columbia's shareholders, as well as to their respective employees and customers and the communities in which they provide public utility service. Among other things, NiSource believes that the Transaction will provide benefits in the form of an enhanced ability to take advantage of future strategic opportunities in the increasingly competitive and rapidly evolving markets for energy and energy services in the United States. Further, as
   explained more fully in ITEM 3   APPLICABLE STATUTORY PROVISIONS,
   NiSource believes that, following the Transaction, the combined companies will be better positioned to take advantage of operating economies and efficiencies through, among other measures, joint management and optimization of their respective portfolios of gas supply, transportation and storage assets. The combination of Columbia's gas utilities with NiSource's electric utility operations will enhance the competitive position of Columbia's gas utilities as the competition among various sectors of the utility/energy business continues to accelerate.

             Assuming a Transaction priced at $74 per share of common stock of Columbia, NiSource Capital Markets Inc. ("Capital Markets"), a wholly-owned subsidiary of NiSource, will issue notes due 364 days after issuance in the approximate amount of, but not to exceed, $6.5 billion ("Tender Notes") to a consortium of banks in order to obtain funds necessary for the acquisition of the stock of Columbia pursuant to the Offer. These notes will be refinanced with longer-term financing that will include the issuance of equity. Prior to completion of the Transaction, NiSource will file one or more additional Application/Declarations under the Act with respect to the ongoing financing activities, non-utility businesses, other investments of, and other matters pertaining to, the combined company after giving effect to the Transaction and the registration of NiSource and Acquisition Corp. as holding companies. Among the transactions included in such filings will be NiSource's issuance of common stock and other securities to refinance the Tender Notes.

        1.   Background

             In the ordinary course of its business, NiSource engages in the ongoing evaluation of strategic alternatives, including the consideration of potential candidates for acquisitions and strategic transactions. NiSource identified Columbia as a potential acquisition that would create significant strategic benefits and opportunities for profitable growth in view of the regulatory and technological changes in the natural gas industry and the increasingly competitive marketplace for energy and energy services. In discussions and correspondence between November 1998 and early June 1999, NiSource attempted to pursue a possible business combination with Columbia on a friendly basis. On June 7, 1999, NiSource publicly announced its offer to acquire all of the outstanding common stock of Columbia for $68 per share, in cash. On June 10, 1999, Columbia rejected NiSource's offer. On June 25, 1999, Acquisition Corp. commenced the Offer. The Offer initially expired on August 6, 1999 but was extended until midnight on October 15, 1999. At that time, Columbia shareholders tendered 44,448,778 shares of stock pursuant to the Offer which represents approximately 54% of Columbia's outstanding common shares. On October 17, 1999, NiSource increased its offer to $74 per share, in cash. The increased Offer will expire at midnight on November 12, 1999.

        2.   Terms

             Upon consummation of the Offer, NiSource will acquire control of, and a controlling interest in, Columbia. NiSource currently intends, as soon as practicable following consummation of the Offer, to propose and seek to have Columbia consummate a merger with Acquisition Corp. The purpose of the merger under these circumstances would be to acquire all shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the merger, each then outstanding share (other than shares owned by Acquisition Corp., shares held in the treasury of Columbia and shares owned by stockholders who perfect available dissenters' rights under the DGCL) would be converted into the right to receive an amount in cash equal to the price per share paid in the Offer.

             In the event that Acquisition Corp. acquires shares which constitute at least 90% of the outstanding shares of Columbia's common stock, it will consummate a "short-form" merger pursuant to Section 253 of the DGCL. Section 253 of the DGCL provides that if Acquisition Corp. owns at least 90% of the outstanding shares, Acquisition Corp. may merge with Columbia without approval or any other action on the part of the board of directors or the stockholders of Columbia.

             One of the conditions of the Offer is there being validly tendered and not properly withdrawn shares of common stock of Columbia which, together with any shares owned by NiSource and its subsidiaries, represent at least 51% of the voting power of Columbia ("Minimum Condition"). If Acquisition Corp. purchases enough shares to satisfy this condition, but does not purchase a sufficient number of shares to effect a "short-form" merger, Acquisition Corp. would seek to effect a merger with Columbia pursuant to Section 251 of the DGCL. Under Columbia's certificate of incorporation and the DGCL, approval of Columbia's board of directors and a vote of at least a majority of the outstanding shares entitled to vote thereon would be required to approve such a merger. If the Minimum Condition is satisfied, Acquisition Corp. would have a sufficient number of votes to effect the stockholder approval of a merger pursuant to Section 251 of the DGCL, which approval could be effected by a vote at a meeting of stockholders. Approval of such a merger would nonetheless also require the approval of Columbia's board of directors.

             Columbia shareholders do not have appraisal rights as a result of the Offer. However, if the merger is consummated, shareholders of Columbia at the time of the merger who do not vote in favor of the merger will have the right under the DGCL to dissent and demand appraisal of, and receive payment in cash of the fair value of, their shares outstanding immediately prior to the effective date of the merger in accordance with Section 262 of the DGCL.

             The agreements and documents to accomplish this merger of Acquisition Corp. and Columbia will be filed, by amendment, as exhibits hereto.

             The Offer is subject to certain conditions in addition to the Minimum Condition. One condition is that the restriction on certain business combinations contained in Section 203 of the DGCL not apply to NiSource or Acquisition Corp. in connection with the Transaction. This restriction, which could delay the Transaction for a significant period of time, may be avoided if prior to the acceptance for payment of shares of Columbia common stock pursuant to the Offer (i) at least 85% of the outstanding voting stock of Columbia (other than shares held by directors who are also officers and certain employee stock plans of Columbia) are acquired by Acquisition Corp. or
   (ii) the board of directors of Columbia approves the Transaction. The terms of the Offer and the conditions applicable thereto (including the foregoing) are described in Exhibit 11.A.1 to Acquisition Corp.'s
   Schedule 14D-1, which is attached hereto as Exhibit C-1.  See also
   ITEM 3, SECTION A.2.b for a description of the consideration offered in connection with this Transaction.

             Consummation of the Offer and the Transaction is also subject to various regulatory approvals, including approval of the
   Commission under the Act.  SEE ITEM 4   REGULATORY APPROVALS and
   Exhibit 11.A.1 of Acquisition Corp.'s Schedule 14D-1 which is attached hereto as Exhibit C-1.

             Upon consummation of the Transaction, NiSource would own an integrated gas utility system comprised of its existing gas distribution utilities in Indiana, Massachusetts, Maine and New Hampshire and, through its ownership of Acquisition Corp., Columbia's gas distribution utilities in Ohio, Pennsylvania, Maryland, Kentucky and Virginia. In addition, NiSource would continue to own its existing integrated electric utility system in Indiana. Accordingly, NiSource and Acquisition Corp. would each register as a holding company pursuant to Section 5 of the Act. Further, NiSource would continue to own its interest in its existing non-utility businesses, as described herein, and, through Acquisition Corp., Columbia's existing non-utility businesses.

        3.   Financing of the Offer and Transaction

             Assuming a Transaction priced at $74 per share of common stock of Columbia, NiSource estimates that approximately $6.5 billion will be required to acquire the outstanding shares of Columbia pursuant to the Offer and to pay related fees and expenses. Acquisition Corp. will obtain the funds required to consummate the Offer and Transaction through advances made by Capital Markets.

             NiSource has accepted a commitment letter ("Commitment Letter") from Credit Suisse First Boston Corporation ("Credit Suisse First Boston") and Barclays Bank PLC ("Barclays" and together with Credit Suisse First Boston, the "Underwriters"), pursuant to which, subject to specified conditions, the Underwriters agree to provide Capital Markets a 364-day revolving credit facility from the date of the Commitment Letter in the amount of $6.5 billion, with an option to convert outstanding loans at the expiration of such period into term loans maturing 364 days thereafter ("Facility") to finance the Offer and the Transaction. A portion of the Facility may be provided by a syndicate of banks and other financial institutions arranged by the Underwriters. Credit Suisse First Boston will act as administrative agent for the Facility, Barclays will serve as documentation agent for the Facility, and Credit Suisse First Boston and Barclays will act as lead arrangers and co-syndication agents. The Facility will be entitled to the benefits of the Support Agreement (defined below) between NiSource and Capital Markets pursuant to which NiSource has agreed (i) to cause Capital Markets to maintain at all times a positive net worth and (ii) to provide Capital Markets with the funds necessary to make debt service payments with respect to the Facility.

             The proceeds of the Facility are to be used to finance the Offer and the Transaction, to refinance existing indebtedness and to pay related fees and expenses. The proceeds of the Facility also are permitted to be used to support a commercial paper program used for these purposes.

             Upon the issuance by NiSource or any of its subsidiaries of any debt or equity (in each case subject to exceptions to be agreed upon), the Facility will be reduced by an amount equal to the net cash proceeds of such debt or equity financing. Loans under the Facility ("Loans") must be repaid on the date of any such reduction to the extent the amount of outstanding Loans exceeds the amount of the Facility as so reduced.

             The Loans will bear interest, at Capital Markets' option, at specified spreads above LIBOR (adjusted for reserves) or Credit Suisse First Boston's Base Rate or at a negotiated competitive bid rate. Loans bearing interest based upon LIBOR will be for interest periods of one, two, three or six months. All interest will be paid at the end of the applicable interest period or quarterly, whichever is earlier. In addition, a utilization fee will be payable at a specified per annum rate on the outstanding principal amount at any time more than 25% of the commitment has been borrowed, and a facility fee will be payable at a specified per annum rate on the entire amount of the Facility, whether or not utilized.

             The Underwriters' commitments to provide the Facility may by terminated in the event of certain customary events. The conditions precedent to the initial borrowing under the Facility include: (a) execution and delivery of satisfactory loan documentation, (b) receipt by Capital Markets of senior unsecured short-term debt ratings from Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Services ("S&P") of at least A2 and P2, respectively, and senior unsecured long-term debt ratings from Moody's and S&P of a least Baa2 and BBB, respectively, (c) the Underwriters' reasonable satisfaction with the terms and conditions of the Offer and the Transaction, (d) the satisfaction of the conditions to the consummation of the Offer and the Transaction and (e) receipt of all necessary consents and approvals to consummate the Transaction and the related transactions.

             The definitive documentation relating to the Facility also will contain representations, warranties, covenants, events of default and conditions customary for transactions of this type, including a covenant to consummate the merger of Columbia and Acquisition Corp. within 180 days of the consummation of the Offer. In addition, the Facility will contain financial covenants requiring maintenance of a minimum interest coverage ratio and a maximum leverage ratio.

             NiSource will be required to pay underwriting and upfront fees to the Underwriters and syndication fees to the lenders in connection with the Facility. Capital Markets will be required to pay certain expenses of, and provide customary indemnities to, the Underwriters and (under certain circumstances) the other lenders under the Facility.

             Underwriting and upfront fees to be paid in connection with the Facility will be specified by amendment to this Application/Declaration. The credit agreement and related documentation for the Facility will be filed, by amendment, as Exhibit B-3 hereto.

             The Facility represents short-term bridge financing for the acquisition of Columbia. The combined cash flow of NiSource and Columbia is expected to be adequate to service the interest requirements of the Facility without adverse effect on the current earnings levels of NiSource common stock. NiSource anticipates that the Facility will be repaid with internally generated funds, including those generated by Columbia and its subsidiaries, and from the proceeds of the issuance by NiSource of additional equity and other securities. At this time, no specific plans or arrangements have been made for such future issuance of securities; however, the issuance of such securities will be in such proportion as to result in a capital structure for NiSource comparable to other registered holding companies. Prior to the consummation of the Transaction, NiSource will file a separate Application/Declaration under the Act with respect to the issuance of equity and other securities for the purposes of refinancing the Facility and with respect to its proposed financing activities after giving effect to the Transaction.

        4.   Resulting Management

             The successful completion of the Transaction as currently proposed would not affect the management of NiSource. The management of Acquisition Corp. would be substantially identical with that of NiSource. To the extent, however, that a negotiated merger transaction occurs, the management and boards of directors of NiSource and Acquisition Corp. would be expected to include some of the individuals currently serving those functions with Columbia. The Application/Declaration will be amended to provide further detail as to the board of directors and management of NiSource and Acquisition Corp.

        5.   Benefit Plans

             Information regarding the effect of the Transaction on the employee benefit and shareholder benefit plans of NiSource and Columbia will be provided by amendment.

   B.   DESCRIPTION OF THE PARTIES TO THE TRANSACTION
        ---------------------------------------------

        1.   General Description

             a.   NiSource and its Subsidiaries

             NiSource, formerly NIPSCO Industries, Inc.,<1> an Indiana corporation, was incorporated in 1987 to serve as the holding company for Northern Indiana Public Service Company ("Northern Indiana") and various non-utility subsidiaries. NiSource has since acquired four additional public-utility subsidiaries, Kokomo Gas and Fuel Company ("Kokomo Gas"),<2> Northern Indiana Fuel and Light Company, Inc. ("NIFL"),<3> Bay State Gas Company ("Bay State")<4> and Northern Utilities, Inc. ("Northern"). NiSource has also acquired various non-utility subsidiaries. NiSource is currently an exempt holding company pursuant to an order under Section 3(a)(1) of the Act.<5>

             Northern Indiana, NiSource's largest and dominant subsidiary, is a combination gas and electric utility company which operates in 30 counties in the northern part of Indiana, serving an

   _______________

   <1>     On April 14, 1999, NiSource announced that its shareholders approved changing its name from NIPSCO Industries, Inc. to NiSource
   Inc.

   <2>     The Commission authorized NiSource to acquire all of the
   issued and outstanding common stock of Kokomo Gas in 1992. SEE NIPSCO INDUS., INC., HCAR No. 25470 (Feb. 5, 1992).

   <3>     The Commission authorized NiSource to acquire all of the
   issued and outstanding common stock of NIFL in 1993. SEE NIPSCO INDUS., INC., HCAR No. 25766 (Mar. 25, 1993).

   <4>     The Commission authorized NiSource to acquire all of the
   issued and outstanding common stock of Bay State in February 1999. Northern is a wholly-owned subsidiary of Bay State. SEE NIPSCO INDUS., INC., HCAR No. 26975 (Feb. 10, 1999).

   <5>     SEE NIPSCO INDUS., INC., HCAR No. 26975, 1999 SEC LEXIS 289 at
   *60 (Feb. 10, 1999).

   area of about 12,000 square miles with a population of approximately 2,200,000. Northern Indiana distributes gas to approximately 673,300 residential, commercial and industrial customers and generates, purchases, transmits and sells electricity to approximately 421,000 retail and wholesale electric customers. Kokomo Gas supplies natural gas to approximately 34,200 retail customers in a six-county area of north central Indiana having a population of approximately 100,000. The Kokomo Gas service territory is contiguous to Northern Indiana's gas service territory. NIFL supplies natural gas to approximately 34,800 retail customers in five counties in the northeast corner of Indiana having a population of approximately 66,700. The NIFL service territory is also contiguous to Northern Indiana's gas service territory and overlaps Northern Indiana's electric service territory. Northern Indiana has initiated a multi-phase customer choice program to allow residential and commercial customers the right to choose alternative gas suppliers. The three Indiana operating utility subsidiaries of NiSource are subject to regulation by the Indiana Utility Regulatory Commission ("IURC") as to rates, service and other matters.

             Bay State provides gas service to approximately 266,570 residential, commercial and industrial customers in three separate areas of Massachusetts covering approximately 1,344 square miles and having a combined population of approximately 1,340,000. These include the greater Springfield area in western Massachusetts, an area southwest of Boston that includes the cities of Attleboro, Brockton and Taunton, and an area north of Boston extending to the New Hampshire border that includes the city of Lawrence. Bay State initiated a multi-phase customer choice program to allow residential and commercial customers the right to choose alternative gas suppliers. In November 1998, the Massachusetts Department of Telecommunications and Energy ("MDTE") issued a generic order implementing statewide customer choice for gas customers. Bay State is complying with this order. Bay State is subject to regulation by MDTE as to rates, service and other matters.

             Northern provides gas service to approximately 46,460 residential, commercial and industrial customers in an area of approximately 808 square miles in New Hampshire and Maine having a population of approximately 450,000. Northern's service area extends north from the Massachusetts-New Hampshire border to the Portland/Lewiston area in Maine. Northern is subject to regulation by the New Hampshire Public Utilities Commission and the Maine Public Utilities Commission as to rates, service and other matters. At this time, Northern remains an indirect subsidiary of NiSource, through Bay State, pending consummation of the Transaction and registration by NiSource, and will continue to be an indirect subsidiary of NiSource after the merger with Columbia.

             For the twelve months ended June 30, 1999, the gas and electric public utility subsidiaries of NiSource reported segment profit of $237.8 million ($47.0 million gas and $190.8 million electric) on combined operating gas and electric utility revenues of approximately $2.73 billion. Results for this period included five months of combined operations with Bay State. Gas sales (including transportation service) accounted for approximately 53% and electric sales accounted for approximately 47% of NiSource's gross utility revenues. Consolidated assets of NiSource and its subsidiaries as of June 30, 1999, were approximately $6.4 billion, consisting of $4.1 billion in net gas and electric utility plant ($1.8 gas and $2.3 electric) and associated facilities and $2.3 billion in net non-utility plant and other non-utility assets.

             NiSource owns all of the outstanding common stock of NiSource Pipeline Group, Inc. ("NPG"). NPG consists of Crossroads Pipeline Company ("Crossroads"), Granite State Gas Transmission, Inc. ("Granite State") and PNGTS Holding Corp. ("PNGTS Holding"). Crossroads is a non-utility natural gas transportation company that was certificated by the Federal Energy Regulatory Commission ("FERC") in April 1995 to operate as an interstate pipeline.<6> Crossroads owns and operates a 201-mile, 20-inch diameter pipeline that extends from Schererville, Indiana, in the northwestern corner of Indiana, to Cygnet, Ohio, which is located in northwestern Ohio. Crossroads receives gas from Natural Gas Pipeline Company of America ("NGPL"), Trunkline Gas Company ("Trunkline") and Panhandle Eastern Pipeline Company ("Panhandle Eastern"). Crossroads delivers gas to Northern Indiana, Ohio Gas Pipe Line Corporation, NIFL and Columbia Gas Transmission Corporation ("Columbia Transmission"). Crossroads is proposing a 25-mile, 30-inch diameter pipeline from a point on its system near Griffith, Indiana to form an interconnection with Northern Border Pipeline Co., ("Northern Border") and NGPL. These extensions would form a link in a chain of interstate pipeline projects that are designed to transport natural gas from the Chicago area market to eastern markets served by Columbia Transmission and Transcontinental Gas Pipe Line Corp. ("Transco").

             Granite State owns and operates a 105-mile, 6 to 12-inch diameter interstate pipeline that extends from Haverhill, Massachusetts, where it interconnects with the facilities of Tennessee Gas Pipeline Company ("Tennessee Gas"), in a northeasterly direction to a point near Westbrook, Maine where it interconnects with Portland Natural Gas Transmission System ("PNGTS"), a partnership venture owning a 292-mile, 24 to 30-inch diameter, natural gas transmission line in northern New England that forms the northern link between western Canadian gas supplies and the New England market.<7>
   Granite State delivers gas to Bay State and Northern. PNGTS Holding, together with Granite State, holds a 19% interest in PNGTS. PNGTS interconnects with the Tennessee Gas pipeline facilities near Dracut,

   _______________

   <6>     SEE CROSSROADS PIPELINE CO., 71 FERC Para. 61,076 (1995).

   <7>     SEE PORTLAND NATURAL GAS TRANSMISSION SYS., 79 FERC Para.
   61,123 (1996).

   Massachusetts and with Granite State at locations in Maine and New Hampshire. PNGTS also jointly owns with Maritimes and Northeast Pipeline, L.L.C. pipeline facilities extending from Dracut, Massachusetts to Portland, Maine.

             EnergyUSA, Inc. ("EnergyUSA"), a wholly-owned subsidiary of NiSource, serves as an intermediate holding company for many of NiSource's non-utility businesses. Through subsidiaries, EnergyUSA owns businesses engaged in the following activities:

             * Energy Marketing: Through various subsidiaries, including EnergyUSA-TPC Corp. ("TPC") and NESI Energy Marketing, L.L.C., EnergyUSA markets gas and electricity to residential, commercial and industrial entities on a national basis, including customers in areas served by NiSource's gas distribution utilities. EnergyUSA also indirectly provides gas supply services to other NiSource affiliates, including Kokomo Gas and NIFL.

                  TPC was acquired on April 1, 1999 by EnergyUSA. TPC operates gas marketing and gas asset management and optimization businesses. TPC owns a majority interest in Market Hub Partners, L.P. ("MHP"), which develops and operates underground gas storage facilities. In addition to its ownership interest in MHP, the significant assets of TPC consist of: i) gas marketing contracts, ii) asset management and optimization contracts, iii) computer systems and equipment to support the aforementioned activities and iv) various parcels of land adjacent to, or in proximity to, the gas storage facilities owned by MHP.

             * Residential/Small Commercial Gas and Propane Marketing; Appliance Leasing: EnergyUSA Retail, Inc. provides gas and other energy-related products and services to residential and small commercial customers of utilities that allow competitive suppliers to market in their service territories. Some of Bay State's and Northern Indiana's customers are being provided with natural gas by EnergyUSA Retail. EnergyUSA Retail also sells propane and leases water heaters to customers in New England.

             * Storage: Through various subsidiaries, NiSource provides gas storage services to a number of utilities, gas marketers and other customers, including Northern Indiana.

             * Oil and Gas Exploration and Production: EnergyUSA has equity interests in a domestic oil and gas producer with properties located in Texas, Oklahoma and Louisiana and a Canadian oil and gas producer.

             * Energy Management Services: EnergyUSA Commercial, Inc. provides traditional energy management services, including power quality consulting and energy management, to commercial and industrial entities.

             Primary Energy, Inc. ("Primary"), a wholly-owned subsidiary of NiSource, arranges energy-related projects for large energy-intensive industrial facilities. Primary offers expertise to large energy customers in managing the engineering, construction, operation and maintenance of these energy-related projects.

             * Primary's wholly-owned subsidiary, Harbor Coal Company ("Harbor Coal"), invested in a partnership to finance, construct, own and operate a $65 million pulverized coal injection facility, which began commercial operation in August 1993. The facility receives raw coal, pulverizes it and delivers it to Ispat Inland, Inc. ("Ispat") for use in the operation of blast furnaces for manufacturing operations. Harbor Coal is a 50% partner in the project with an Ispat affiliate. NiSource guarantees the payment and performance of the partnership's obligations under a sale and leaseback of a 50% undivided interest in the facility.

             * North Lake Energy Corporation ("North Lake"), a wholly-owned subsidiary of Primary, entered into a lease for the use of a 75-megawatt energy facility located at Ispat. The facility uses steam generated by Ispat to produce electricity which is delivered to Ispat. The facility began commercial operation in May 1996. NiSource guarantees North Lake's obligations relative to the lease and certain obligations to Ispat relative to the project.

             * Lakeside Energy Corporation ("LEC"), a wholly-owned subsidiary of Primary, entered into a lease for the use of a 161-megawatt energy facility located at USS Gary Works. The facility processes high-pressure steam into electricity and low-pressure steam for delivery to USX Corporation-U.S. Steel Group ("U.S. Steel"). A 15-year tolling agreement with US Steel commenced on April 16, 1997 when the facility was placed in commercial operation. Capital Markets guarantees certain limited LEC obligations to the lessor.

             * Portside Energy Corporation ("Portside"), a wholly-owned subsidiary of Primary, operates a 63-megawatt energy facility at the Midwest Division of National Steel Corporation ("National") to process natural gas into electricity, steam and heated water to be provided to National for a 15-year period. Portside entered into a lease for use of the facility. Capital Markets guarantees certain Portside obligations to the lessor. The facility began commercial operation on September 26, 1997.

             * Primary's wholly-owned subsidiary, Cokenergy, Inc. ("CE"), operates an energy facility at Ispat's Indiana Harbor Works to scrub flue gases and recover waste heat from the coke facility constructed by Indiana Harbor Coke Company, LP ("Harbor Coke") and to produce steam and electricity from the recovered heat which is then delivered to Ispat. CE leases these facilities from a third party. CE has a 15-year service agreement and a related 15-year fuel supply agreement with Ispat and Harbor Coke. Capital Markets guarantees certain CE obligations relative to the lease.

             * In July 1999, Primary's wholly-owned subsidiary, Whiting Clean Energy, Inc. ("Whiting"), signed an agreement with Amoco Oil Company for the lease, operation and maintenance of a net 525 MW natural gas-fired cogeneration plant on land adjacent to Amoco's refinery in Whiting, Indiana. The plant will provide process steam to Amoco's refinery operations and sell power into competitive wholesale markets. Completion of the plant is expected by the second quarter of 2001.

             SM&P Utility Resources, Inc. ("SM&P") and other NiSource subsidiaries perform underground utility locating and marking services in Indiana and other states.<8> SM&P performed approximately 5.7 million locates during the twelve months ended December 31, 1998. Miller Pipeline Corporation ("Miller") installs, repairs and maintains underground pipelines used in gas, water and sewer transmission and distribution systems.

             NiSource, through an intermediate holding company, IWC Resources Corporation ("IWCR"), owns four water companies and has an operating agreement with the City of Lawrence, Indiana which is being treated as a purchase by IWCR in accordance with generally accepted accounting principles (collectively, the "Water Utilities"). The Water Utilities supply water to residential, commercial and industrial customers and for fire protection service in Indianapolis, Indiana and

   _______________

   <8>     In 1999, NiSource acquired a 100% interest in Colcom
   Incorporated and a 50% interest in UGTI (doing business as Underground Technology Inc.). Colcom provides underground utility locating and marking services in Texas. UGTI provides underground utility locating and marking services in California and other states.

   surrounding areas. The territory served by the Water Utilities covers an area of approximately 561 square miles in seven counties of central Indiana and the Water Utilities serve approximately 270,880 customers as of June 30, 1999.

             NiSource Development Company, Inc. ("Development") has investments in various activities, including real estate. These investments vary widely and are hereinafter discussed in detail in
   ITEM 3 APPLICABLE STATUTORY PROVISIONS. South Works Power Company ("South Works"), a wholly-owned subsidiary of Development, leases electric generating and transmission facilities owned by U.S. Steel and located in south Chicago, Illinois. The facilities, which are presently not in operation, are indirectly interconnected with the electric transmission system of Northern Indiana.

             Capital Markets provides financing for NiSource's non-utility subsidiaries. Capital Markets has entered into revolving credit agreements for $200 million. These agreements provide financing flexibility to Capital Markets and may be used to support the issuance of commercial paper. At June 30, 1999, Capital Markets had issued $204.5 million in commercial paper but there were no borrowings outstanding under the revolving credit agreements. Capital Markets also has $130 million available in money market lines of credit with $114 million of borrowings outstanding as of June 30, 1999.

             The financial obligations of Capital Markets are subject to a support agreement ("Support Agreement") between NiSource and Capital Markets which provides that NiSource make payments of principal and interest on Capital Markets' obligations in the event of a failure to pay by Capital Markets. Under the terms of the Support Agreement, in addition to the cash flow of cash dividends paid to NiSource by any of its consolidated subsidiaries, the assets of NiSource are available as recourse for the benefit of Capital Markets' creditors except that restrictions in the Support Agreement prohibit recourse on the part of Capital Markets' creditors against the stock and assets of Northern Indiana which are owned by NiSource. The carrying value of the assets of NiSource, other than the assets of Northern Indiana, as reflected in the consolidated financial statements of NiSource, was approximately $2.6 billion at June 30, 1999. The Support Agreement is filed as Exhibit B-4 hereto.

             NiSource Corporate Services Company ("Corporate Services") provides management, administrative, gas portfolio management, accounting and other services to the various NiSource companies. Hamilton Harbour Insurance Services, Ltd. provides various insurance services to the NiSource companies and Shore Line Shops Incorporated provides relocation services to NiSource employees.

             b.   Columbia and its Subsidiaries<9>

             Columbia, formerly The Columbia Gas System, Inc.,<10> and its subsidiaries comprise one of the nation's largest integrated natural gas systems engaged in natural gas transmission, natural gas distribution and exploration for and production of natural gas and oil. Columbia is also engaged in related energy businesses including the marketing of natural gas and electricity, the generation of electricity, primarily fueled by natural gas, and the distribution of propane. Columbia, organized under the laws of the State of Delaware on September 30, 1926, is a registered holding company under the Act and derives substantially all its revenues and earnings from the operating results of its 18 direct subsidiaries. Columbia owns all of the securities of these direct subsidiaries except for approximately 8% of the stock in Columbia LNG Corporation.

             Columbia and its principal pipeline subsidiary, Columbia Transmission, emerged from bankruptcy on November 28, 1995, after filing separate petitions for protection under Chapter 11 of the Federal Bankruptcy Code ("Bankruptcy Code") on July 31, 1991. During the bankruptcy period, both Columbia and Columbia Transmission were debtors-in-possession under the Bankruptcy Code and continued to operate their businesses in the normal course subject to the jurisdiction of the United States Bankruptcy Court for the District of Delaware.

             Distribution Utilities: Columbia provides natural gas distribution services in a five-state region in the midwestern and north central United States through its five wholly-owned public utility subsidiaries: Columbia Gas of Kentucky, Inc. ("Columbia Kentucky"), Columbia Gas of Maryland, Inc. ("Columbia Maryland"), Columbia Gas of Ohio, Inc. ("Columbia Ohio"), Columbia Gas of Pennsylvania, Inc. ("Columbia Pennsylvania") and Columbia Gas of Virginia, Inc. ("Columbia Virginia"). Columbia's five distribution subsidiaries provide natural gas service to nearly 2.1 million residential, commercial and industrial customers in Ohio, Pennsylvania, Virginia, Kentucky and Maryland. Approximately 32,000 miles of distribution pipelines serve these major markets. The distribution subsidiaries have or plan to initiate customer choice programs that allow residential and small commercial customers the opportunity to choose their natural gas suppliers and to use the

   _______________

   <9>     Information regarding Columbia and its subsidiaries was
   obtained from Columbia's Annual Report or Form 10-K for the year ended December 31, 1998, the Forms 10-Q for the quarters ended March 31, 1999 and June 30, 1999 or from other publicly available information. None of the information has been independently verified by NiSource.

   <10>     On January 20, 1998, Columbia announced that its name had
   been changed from The Columbia Gas System, Inc. to Columbia Energy
   Group.

   distribution subsidiaries for transportation service. This ability to choose a supplier was previously limited to larger commercial and industrial customers.

             Columbia Kentucky supplies natural gas to approximately 137,300 retail customers in a 31-county area of central and eastern Kentucky having a population of approximately 965,000. Columbia Kentucky is subject to regulation by the Kentucky Public Service Commission as to rates, service and other matters.

             Columbia Maryland supplies natural gas to approximately 31,800 retail customers in a three-county area of western Maryland having a population of approximately 227,000. Columbia Maryland is subject to regulation by the Maryland Public Service Commission as to rates, service and other matters.

             Columbia Ohio supplies natural gas to approximately 1,309,200 retail customers in a 53-county area of north central and south eastern Ohio having a population of approximately 6,700,000. Columbia Ohio is subject to regulation by the Public Utilities Commission of Ohio as to rates, service and other matters.

             Columbia Pennsylvania supplies natural gas to approximately 383,900 retail customers in a 26-county area of central and south eastern Pennsylvania having a population of approximately 2,380,000. Columbia Pennsylvania is subject to regulation by the Pennsylvania Public Utility Commission as to rates, service and other matters.

             Columbia Virginia supplies natural gas to approximately 168,700 retail customers in a 52-county area of north central and eastern Virginia having a population of approximately 3,366,500. Columbia Virginia is subject to regulation by the Virginia State Corporation Commission as to rates, service and other matters.

             Transmission and Storage Operations: Columbia's two interstate pipeline subsidiaries, Columbia Transmission and Columbia Gulf Transmission Company ("Columbia Gulf"), operate a 16,700-mile pipeline network extending from offshore in the Gulf of Mexico to Lake Erie, New York and the eastern seaboard. In addition, Columbia Transmission operates one of the nation's largest underground natural gas storage systems. Together, Columbia Transmission and Columbia Gulf serve customers in fifteen northeastern, midatlantic, midwestern and southern states and the District of Columbia. Columbia Gulf's pipeline system extends from offshore Louisiana to West Virginia and transports a major portion of the gas delivered by Columbia Transmission. It also transports gas for third parties within the production areas of the Gulf Coast. Columbia Transmission and Columbia Gulf provide an array of competitively priced natural gas transportation and storage services for local distribution companies, marketers, brokers and industrial and commercial customers who contract directly with producers or marketers for their gas supplies.

             During 1998, Columbia Transmission continued construction of the largest expansion of its storage and transportation system in its history. In April 1999, the final phase of storage service began. Upon completion, the expansion will add approximately 500,000 Mcf per day of firm service. Columbia Transmission is also participating in the proposed 442-mile Millennium Pipeline Project that has been submitted to FERC for approval. As proposed, the project will transport approximately 700,000 Mcf per day of natural gas from Western Canada through the Lake Erie region to eastern markets.

             Columbia Gulf recently announced its participation in the proposed 160 mile, 24-inch diameter, Volunteer Pipeline Project. As proposed, the project will transport approximately 250,000 dth/day from Portland, Tennessee to a point near Chattanooga, Tennessee. Columbia Gulf also announced plans in September 1998 to consider an expansion of its onshore East Lateral system at Grand Island, Louisiana to add approximately 600,000 Mcf per day of incremental firm gas transportation capacity. Columbia Gulf is also participating in the proposed SunStar Pipeline project, a 56-mile offshore pipeline project with a capacity of 660,000 Mcf of natural gas per day from the Gulf of Mexico to its onshore lateral at Grand Isle, Louisiana. Columbia Gulf also owns a 33% interest in the Trailblazer Pipeline, a 350-mile natural gas pipeline that extends from northeast Colorado to Gage County in Nebraska.

             Exploration and Production Operations: Columbia's exploration and production subsidiary, Columbia Energy Resources, Inc. ("Columbia Resources"), explores for, develops, gathers and produces natural gas and oil in Appalachia and Canada.<11> As of December
   31, 1998, Columbia Resources held interests in approximately 2.7 million net acres of gas and oil leases and had proved gas reserves of 802 billion cubic feet of natural gas equivalent. In August 1997, Columbia Resources acquired Alamco, Inc., an Appalachian gas and oil exploration and development company. During the first quarter of 1998, Columbia Resources purchased 26 producing wells and approximately 5,000 undeveloped acres in Ontario, Canada. On May 12, 1999, Columbia Resources acquired the production and gathering assets of The Wise Oil Company for $28 million which consist of a working interest in 487 natural gas and oil wells, more than 100,000 net acres of developed and undeveloped land and a gathering system in southeastern Kentucky and central West Virginia. On June 17, 1999, Columbia Resources purchased the assets of Thornwood Gas, Inc. and Northeast Gathering System, Inc., which includes a 50% interest in a 40-mile gathering pipeline system, eight natural gas wells and 70,000 developed and undeveloped acres. Through its operations in north-central West Virginia, southern Kentucky and northern Tennessee,

   _______________

   <11>     In 1997, Columbia Transmission sold 2,700 miles of gathering lines to Columbia Resources.  Effective January 1999, Columbia
   Transmission sold an additional 750 miles of gathering facilities to Columbia Resources.

   Columbia Resources is one of the largest-volume independent natural gas and oil producers in the Appalachian Basin. Columbia Pipeline Corporation and its wholly owned subsidiary, Columbia Deep Water Services Company, were formed to operate pipeline and gathering facilities that are not regulated by FERC.

             Marketing Operations: Columbia Energy Services Corporation ("Columbia Energy Services") and its subsidiaries conduct Columbia's non-regulated natural gas and electric power marketing operations and provide an array of energy supply and fuel management services to distribution companies, independent power producers and other large end-users both on and off Columbia's transmission and distribution pipeline systems. Columbia Energy Services is also providing natural gas supplies to residential and small commercial customers as a result of the unbundling of services that is occurring at the local distribution level. Columbia Energy Services, through its subsidiary, Columbia Service Partners, Inc. ("Columbia Service"), provides a variety of energy-related services to both homeowners and businesses. In 1997, Columbia Energy Services acquired PennUnion Energy Services L.L.C. ("PennUnion"), an energy-marketing affiliate of the Pennzoil Company. In August 1999, Columbia Energy Services announced that it has decided to sell its wholesale gas and electric trading operations based in Houston, Texas.

             Propane, Power Generation and LNG Operations: Columbia Propane Corporation ("Columbia Propane") sells propane at wholesale and retail to approximately 340,000 customers. In 1998, Columbia Propane purchased the propane assets of three companies that added approximately 12,500 new customers and 6.4 million gallons of annual propane sales. On July 19, 1999, Columbia Propane completed its acquisition of National Propane Partners, L.P., which added more than 210,000 retail and wholesale customers in 24 states. On June 16, 1999, Columbia Propane completed its acquisition of Trentane Gas, Inc. which added more than 4,300 customers in north-central Virginia. On May 11, 1999, Columbia Propane, through its subsidiary Columbia Petroleum Corporation, completed its acquisition of the propane and petroleum assets of Carlos R. Leffler, Inc., which added approximately 12,500 propane customers and 36,600 petroleum customers.

             Columbia Electric Corporation's ("Columbia Electric") primary focus has been the development, ownership and operation of natural gas-fueled cogeneration power plants that sell electric power to local electric utilities under long-term contracts. Columbia Electric is part owner in three cogeneration projects. These facilities produce both electricity and useful thermal energy and are fueled principally by natural gas. Columbia Electric holds various interests in these facilities, which have a total capacity of approximately 250 megawatts.

             In June 1998, Columbia Electric and LG&E Power Inc., a subsidiary of LG&E Energy Corporation, announced an agreement for Columbia to participate in the development of a gas-fired cogeneration project that would have a total equivalent capacity of approximately 550 megawatts. The facility will provide steam and electric services to a Reynolds Metals plant in Gregory, Texas and will also provide electricity to the Texas energy market. Construction began in August 1998 and financing for the $257 million project was secured in November of 1998.

             In January 1998, Columbia Electric and Westcoast Energy Inc. signed a joint ownership agreement to develop three gas-fired electric generation plants by 2001. In total, the three plants would provide approximately 1,000 megawatts of electricity using approximately 160 MMcf per day of natural gas. In August 1998, a site was purchased in Pennsylvania to build the first of these plants. This plant will cost about $300 million to develop and will produce 500 megawatts of electricity and consume approximately 80 MMcf per day of natural gas. Each of the sponsors will own a 50% interest in the project.

             Columbia LNG Corporation is a partner with Potomac Electric Power Company in the Cove Point LNG Limited Partnership ("Partnership"). The Partnership owns one of the largest natural gas peaking and storage facilities in the United States located in Cove Point, Maryland. The facility has the capacity to liquefy natural gas at a rate of 15,000 Mcf per day. The facility enables liquefied natural gas to be stored until needed for the peak-day requirements of utilities and other large gas users.

             Telecommunications: Columbia Network Services Corporation, a wholly owned subsidiary of Columbia, and its subsidiaries provide telecommunications and information services and assist personal communications services and other microwave radio service licensees in locating and constructing antenna facilities. Columbia Transmission Communications Corporation, another Columbia subsidiary, is involved in the development of a dark fiber optics network for voice and data communications.

        2.   Description of Utility Facilities

             a.   NiSource

                  i.   Natural Gas Utilities

             At June 30, 1999, the NiSource gas distribution system in Indiana included approximately 15,176 miles of distribution mains and 737,664 customers. In addition, Northern Indiana owns and operates underground gas storage facilities located at Royal Center, Indiana with a storage capacity of 6.75 billion cubic feet (Bcf), and a liquefied natural gas ("LNG") plant in LaPorte County, Indiana having a storage capacity of 4.0 Bcf, which is used for system pressure maintenance and peak season (November-March) deliveries. Northern Indiana also holds under long-term contract storage capacity totaling approximately 9.11 Bcf in the Markham, Moss Bluff and Egan salt-dome storage caverns in Texas and Louisiana. These facilities, which provide Northern Indiana with a significant amount of "high deliverability" storage capacity,<12> are located at or near major supply "hubs" which have formed at locations where interstate pipelines serving the upper Midwest, Northeast, Gulf Coast, mid-Atlantic and Ohio Valley markets intersect.

             At June 30, 1999, NiSource's New England gas distribution utilities included some 5,508 miles of distribution mains, 116 miles of transmission lines and approximately 313,760 customers. Bay State and Northern also own and operate LNG liquefaction, vaporization and storage facilities and propane storage tanks used to store supplemental and peak shaving supplies. At June 30, 1999, NiSource's combined gas system consisted of 20,684 miles of distribution mains, together with associated compressing and regulating stations, LNG liquefaction, vaporization and storage facilities, propane storage tanks and 1,051,424 customers.

             Currently, NiSource's utilities purchase approximately 73% of their total system gas requirements from production in the onshore and offshore Texas and Louisiana producing areas, and approximately 16% from production in the Mid-Continent (Oklahoma, Kansas and Arkansas), and Permian (West Texas) supply basins. Gas produced from the Western Canadian Sedimentary Basin has also made up a significant portion of the gas supply portfolios of Bay State and Northern. In 1999, with the completion of new pipeline capacity from western Canada to the upper Midwest and New England markets, NiSource's gas distribution utilities in Indiana will have the opportunity to further diversify their gas portfolio through additional purchases of gas produced in the Western Canadian Sedimentary Basin (Alberta and British Columbia)<13> NiSource estimates that, by 2002, western


   _______________

   <12>     "High deliverability," which is an operational characteristic of salt-dome storage caverns, means the ability to inject and withdraw gas on a frequent (I.E., daily) basis, year-round and at a high rate of flow. Utilization of the capacity of such facilities is measured in terms of both their storage volume and frequency of the injection/withdrawal cycle (I.E., cycling). In contrast, Northern Indiana's storage facilities in Indiana only allow for gas injection and withdrawal on a seasonal basis. The "high deliverability" facilities in Texas and Louisiana provide Northern Indiana with added flexibility in managing deliveries to and from interstate pipelines, which, in turn, allows Northern Indiana to take advantage of price volatility and to balance its system load requirements on a daily basis.

   <13>     FERC granted certificate authority under Section 7(c) of the
   Natural Gas Act of 1938 ("NGA"), as amended, for a major expansion of the Northern Border Pipeline, which runs from the Montana-Saskatchewan border to its present terminus at Harper, Iowa, and a 243-mile extension thereof to a new terminus south of Chicago. SEE NORTHERN BORDER PIPELINE CO., 76 FERC Para. 61,141 (1996); NORTHERN BORDER
                                                       (cont'd. on page 21)

   Canadian gas could potentially account for as much as 40% of its total system supply for its Indiana gas utilities.

             NiSource's gas distribution subsidiaries have currently contracted for "firm" capacity and storage service on nine different long-haul interstate pipelines: ANR Pipeline Company ("ANR"), NGPL, Panhandle Eastern, PNGTS, Tennessee Gas, Texas Eastern Transmission Corp. ("Texas Eastern"), Texas Gas Transmission Corp. ("Texas Gas"), Transco and Trunkline. NiSource's subsidiaries also have firm transportation capacity agreements with TransCanada PipeLines Limited ("TransCanada"), a Canadian interprovincial pipeline, and with several other regional pipelines, such as Algonquin Gas Transmission Company ("Algonquin"), Crossroads, Granite State and National Fuel Gas Supply Company ("National Fuel").

             NiSource projects that, as transmission constraints are eliminated and new pipeline capacity begins commercial service, the NiSource gas distribution utilities will be well positioned to purchase an increasing amount of their gas requirements from the Western Canadian Sedimentary, Appalachian and Michigan producing areas. This gas will reach NiSource's Midwest and New England gas distribution utilities directly through new pipelines, such as PNGTS, Northern Border and Alliance, as well as indirectly by means of any one of several existing pipeline interconnections among Crossroads and Columbia Transmission, Tennessee Gas and PNGTS, Tennessee Gas and Columbia Transmission, Algonquin and Columbia Transmission and Northern Border's expansion into Northwest Indiana.

                  ii.  Electric Utility

             Northern Indiana owns and operates four coal-fired electric generating stations with net capabilities of 3,179 MW, two hydroelectric generating plants with net capabilities of 10 MW and four gas-fired combustion turbine generating units with net capabilities of 203 MW, for a total system net capability of 3,392 MW. During the year ended December 31, 1998, Northern Indiana generated 93.3% and purchased 6.7% of its electric requirements.

             Northern Indiana has 291 substations with an aggregate transformer capacity of 23,131,300 kilovoltamperes (kva). Northern Indiana's transmission system with voltages from 34,500 to 345,000

   _______________
   (cont'd. )
   PIPELINE CO., 80 FERC Para. 61,152 (1997). The Northern Border extension added capacity that can deliver some 650,000 Mcf into the Chicago market. Northern Border is proposing to extend its system to connect with Northern Indiana's facilities near North Hayden, Indiana. FERC also granted certificate authority under Section 7(c) of the NGA, for the construction of the Alliance Pipeline project ("Alliance"), an 887-mile, 36-inch diameter, line designed to transport 1.325 Bcf per day of gas from western Canada to the Chicago market. SEE ALLIANCE PIPELINE L.P., 84 FERC Para. 61,239 (1998).

   consists of 3,058 circuit miles of line. The electric distribution system extends into 21 counties and consists of 7,814 circuit miles of overhead and 1,497 cable miles of underground primary distribution lines operating at various voltages ranging from 2,400 to 12,500 volts. Northern Indiana has distribution transformers having an aggregate capacity of 11,156,320 kva and 445,117 electric watt-hour meters.

             Northern Indiana's electric control area peak load (the highest level of electrical utility usage in the control area) of 3,307 MW was set on July 30, 1999. Northern Indiana's electric control area includes Northern Indiana, Wabash Valley Power Association, Inc. ("WVPA") and Indiana Municipal Power Agency ("IMPA"). Northern Indiana's internal peak load, which excludes WVPA and IMPA, of 2,962 MW, was also set on July 30, 1999.

             Northern Indiana's electric system is interconnected with the systems of American Electric Power, Commonwealth Edison Company, Cinergy Services, Inc., Consumers Energy and Ameren Services Corporation, formerly Central Illinois Public Service Company. Electric energy is purchased from, sold to, or exchanged with various other utilities and power marketers under Northern Indiana's power sales and open access transmission tariffs.

             Northern Indiana provides WVPA with transmission and
   distribution service, operating reserve requirements and capacity deficiency service, and provides IMPA with transmission service, operating reserve requirements and capacity deficiency service in Northern Indiana's control area. Northern Indiana also engages in sales and services under interconnection agreements with WVPA and
   IMPA.     WVPA provides service to 12 Rural Electric Membership
   Corporations located in Northern Indiana's control area. IMPA provides service to the municipal electric system of the city of Rensselaer located in Northern Indiana's control area. Northern Indiana and WVPA have executed a supplemental agreement for unit peaking capacity and energy. Unit peaking capacity is the capacity used to serve peak demand from a specific peaking generation unit. Pursuant to this agreement, which runs through December 2001, WVPA purchases 90 MW of capacity per month.

             Northern Indiana serves the Town of Argos as a full requirements customer and provides network integration service to seven municipal wholesale customers.

             Northern Indiana is a member of the East Central Area Reliability Coordination Agreement ("ECAR"). ECAR is one of nine regional electric reliability councils established to coordinate planning and operations of member electric utilities regionally and nationally.

             Fuel Supply: The generating units of Northern Indiana are located at the Bailly, Mitchell, Michigan City and Schahfer Generating

   Stations. Northern Indiana's 13 steam generating units have a net capability of 3,179 MW. Coal is the primary source of fuel for all units, except for three, which utilize natural gas. In addition, Northern Indiana's four combustion turbine generating units with a net capability of 203 MW are fired by gas. Fuel requirements for Northern Indiana's generation for 1998 were supplied as follows:

        Coal . . . . . . . . . . . . . . . . . 97.5%
        Natural Gas  . . . . . . . . . . . . .  2.5%

             In 1998, Northern Indiana used approximately 8.8 million tons of coal at its generating stations. Northern Indiana has established a normal level of coal stock that is expected to provide adequate fuel supply during the year under all conditions.

             b.   Columbia

                  i.   Natural Gas Utilities

             At December 31, 1998, the combined distribution systems of Columbia's five gas utilities were comprised of 31,994 miles of distribution pipeline and approximately 2,030,900 customers, as detailed by state in the table below:

                                        Distribution     Distribution
                                      Pipeline (miles)    Customers
                                      ----------------   ------------

             Columbia Kentucky              2,404           137,300
             Columbia Maryland                595            31,800
             Columbia Ohio                 18,140         1,309,200
             Columbia Pennsylvania          6,895           383,900
             Columbia Virginia              3,960           168,700

             Columbia's natural gas public utility subsidiaries receive their natural gas supplies through Columbia's two wholly-owned interstate pipelines, Columbia Transmission and Columbia Gulf, major non-affiliated pipelines such as Panhandle Eastern, Tennessee Gas and Texas Eastern, and regional pipelines such as National Fuel and Equitrans, LP. In addition to receiving supplies of Louisiana gas from Columbia Gulf, Columbia Transmission transports gas from Mid-Continent, onshore and offshore Texas, and western Canadian supply basins, through interconnections with ANR, Panhandle Eastern, Tennessee Gas, Texas Eastern, Texas Gas and Transco. Columbia Transmission also transports Appalachian gas produced by Columbia's exploration and production subsidiaries and others, and both receives and transports Appalachian gas transported by Consolidated Natural Gas Company ("CNG") and Equitrans.

             Columbia's natural gas public utility subsidiaries have long-term firm transportation contracts with, among others, Columbia Gulf, Columbia Transmission, Panhandle Eastern, Tennessee Gas, Texas

   Gas, Texas Eastern and Transco to meet the peak day needs of their customers. In addition, the gas utilities have contractual access to the natural gas storage owned by Columbia Transmission. Columbia Pennsylvania is the only gas utility to own underground storage, supported by eight wells on 3,300 acres. Columbia Virginia and other unaffiliated LDC's subscribe to LNG storage services provided by Columbia Transmission from a facility located in Chesapeake, Virginia. Several of Columbia's gas utility subsidiaries subscribe to LNG storage services offered by Cove Point LNG.

             For the year 1998, NiSource understands that Columbia's natural gas public utility subsidiaries received significant amounts of natural gas supplies from Louisiana and Texas onshore or offshore sources, Appalachian Basin and Canada.

   ITEM 2.   FEES, COMMISSIONS AND EXPENSES
   ----------------------------------------

             Estimates of the fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction will be provided by amendment to this Application/
   Declaration.

   ITEM 3.   APPLICABLE STATUTORY PROVISIONS
   -----------------------------------------

             The following sections of the Act and the Commission's rules thereunder are, or may be, directly or indirectly, applicable to the proposed Transaction:

   Section of          Transactions to which section or rule is, or may
    the Act            be, applicable:
   ----------          ------------------------------------------------

   4, 5 Registration of NiSource and Acquisition Corp. as holding companies following consummation of the Transaction

   9(a)(2), 10(a),     Acquisition of Columbia's common stock and the
   (b), (c) and (f)    merger of Acquisition Corp. and Columbia

   8, 11(b), 21        Upon registration, retention by NiSource of
                       Northern Indiana's electric operations and
                       NiSource's and Columbia's non-utility businesses

   13 Approval of the service agreement and performance of certain services by Corporate Services for the various companies owned, and to be acquired, by NiSource

   Rules
   -----

   51 Acquisition Corp.'s tender offer for Columbia's common stock

   80-91 Charges by Corporate Services to affiliated companies

   87(a)(3)            Services among NiSource system companies

   88 Approval of Corporate Services as a subsidiary service company

   93, 94              Accounts, records and annual reports by Corporate
                       Services

   To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction, such sections and rules are hereby incorporated into this ITEM 3.

   A.   LEGAL ANALYSIS

        1.   Section 9(a)(2)

             Section 9(a)(2) makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." 15 U.S.C. Section 79i(a)(2). Under the definition set forth in Section 2(a)(11), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by, such specified company." 15 U.S.C. Section 79b(a)(11)(A)-(B).

             Columbia Kentucky, Columbia Maryland, Columbia Ohio, Columbia Pennsylvania and Columbia Virginia are public utility companies as defined in Section 2(a)(5) of the Act. Because NiSource will indirectly acquire (through Acquisition Corp.'s acquisition of Columbia) more than 5% of the voting securities of each of Columbia Kentucky, Columbia Maryland, Columbia Ohio, Columbia Pennsylvania and Columbia Virginia as a result of the Transaction, NiSource and Acquisition Corp. must obtain the approval for the Transaction under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed Transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

             As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission:

             * the consideration to be paid in the Transaction is fair and reasonable;
             * the Transaction will not create detrimental interlocking relations or concentration of control;
             * the Transaction will not result in an unduly complicated capital structure for the NiSource system;
             * the Transaction is in the public interest and the interests of investors and consumers;
             * the Transaction is consistent with Sections 8 and 11 of the Act; and
             * the Transaction will comply with all applicable state laws.

             In addition, the Transaction is consistent with a number of the recommendations made by the Division of Investment Management in the report issued by the Division in June 1995 entitled "The
   Regulation of Public Utility Holding Companies" (the "1995 Report") and Commission precedent that has developed based upon these recommendations.<14>

        2.   Section 10(b)

             Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under
   Section 9(a) unless:

             (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

             (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the

   _______________

   <14>     For example, the Commission should "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation," the "geographic requirements of
   Section 2(a)(29) [should be interpreted] flexibly, recognizing technical advances consistent with the purposes and provisions of the Act," the Commission's analysis should focus on whether the resulting system will be subject to effective regulation and the Commission should liberalize its interpretation of the "A-B-C" clauses and permit combination systems where the affected states agree. 1995 Report at 71-77.

        earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

             (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

   15 U.S.C. Section 79j(b).

             a.   Section 10(b)(1)

             i.   Interlocking Relationships

             Although any merger results in new links between heretofore unrelated companies, the relationships that will result from the Transaction are not the types of interlocking relationships prohibited by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operational and economic benefits to the integrated utility system. SEE NORTHEAST UTILS., HCAR No. 25221, 1990 SEC LEXIS 3898 at *33 (Dec. 21, 1990), MODIFIED, HCAR No. 25273 (Mar. 15, 1991), AFF'D SUB NOM., CITY OF HOLYOKE V. SEC, 972 F2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). Under the circumstances of the Offer,no combination of the existing boards of NiSource and Columbia is currently proposed.

             ii.  Concentration of Control

             Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. AMERICAN ELEC. POWER CO., HCAR No. 20633, 1978 SEC LEXIS 1103 at *25 (July 21, 1978). In
   applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." VERMONT YANKEE NUCLEAR POWER CORP., HCAR No. 15958, 1968 SEC LEXIS 925 at *15 (Feb. 6, 1968). As discussed below, the Transaction will not create a "huge, complex, and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. AMERICAN ELEC. POWER CO., HCAR No. 20633, 1978 SEC LEXIS 1103 at *20 (July 21, 1978).

             Size: If approved, the NiSource combined gas utility system will serve approximately 3.1 million gas customers in nine states and 422,000 electric customers in Indiana. As of June 30, 1999: (1) the combined assets of NiSource and Columbia would have totaled approximately $17.23 billion and (2) the combined operating revenues of NiSource and Columbia would have totaled approximately $10.7 billion.

             By comparison, the Commission has approved acquisitions resulting in similarly sized and considerably larger holding companies. See, e.g., TUC Holding Co., HCAR No. 26749 (Aug. 1, 1997) (acquisition of Texas Utility Company and ENSERCH Corp.; combined assets at the time of the acquisition over $21 billion); ENTERGY CORP., HCAR No. 25952 (Dec. 17, 1993) (acquisition of Gulf States Utilities; combined assets at the time of the acquisition in excess of $22 billion).

             As the following table demonstrates, there are numerous registered and non-registered holding company systems that are larger than NiSource will be following the Transaction in terms of assets, operating revenues, and number of customers.

                            Total        Operating       Customers
      System                Assets       Revenues
                         ($ Millions)  ($ Millions)   (Millions)<F15>
                         ------------  ------------   ---------------

      Southern              36,192         11,403          3.8
      Duke                  26,806         17,610          2.0
      Entergy               22,848         11,495          2.5
      AEP                   19,483          6,346          3.0
      Reliant               19,138         11,488          4.4
      FirstEnergy           18,063          5,861          2.3
      NiSource              17,051         10,308          3.1

             In addition, NiSource will be smaller than two of the registered holding companies to be formed as a result of recently
   announced mergers   American Electric Power Company, Inc. and Central
   & South West Corp. (combined 1998 year-end assets of approximately $33.23 billion and operating revenues of $11.83 billion) and Dominion Resources, Inc. and Consolidated Natural Gas Company (combined 1998 year-end assets of approximately $28 billion, operating revenues of
   $8.8 billion and nearly 4 million customers)   and similar in size to
   a third recently announced merger, Northern States Power Company and New Century Energies, Inc. (combined 1998 year-end assets of approximately $15.09 billion and operating revenues of $6.43 billion).

             As consolidation within the energy industries continues, one would expect proposals for even larger holding company systems than exist today. Nevertheless, following the consummation of the

   _______________

   <15>     Amounts are as of December 31, 1998.  The following
   information was derived from publicly-available sources and none of the information has been independently verified by NiSource.

   Transaction, NiSource will be within the size range of the existing and emerging registered and exempt holding companies with which it will compete as competition in the converging utility industries increases. As such, its operations would not exceed the economies of scale of current and developing holding company systems or provide undue power or control to NiSource in the regions in which it will provide service.

             Efficiencies and Economies: In addition to analyzing the size of the utility system, the Commission also assesses the efficiencies and economies that can be achieved through the integration and coordination of utility operations. More recent pronouncements of the Commission confirm that size is not determinative. In CENTERIOR ENERGY CORP., HCAR No. 24073, 1986 SEC LEXIS 1655 at **6-7 (April 29, 1986), the Commission stated that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." In addition, in the 1995 Report, the Division recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the Transaction creates an entity subject to effective regulation and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests.<16>

             By enhancing the size and geographic diversity of NiSource's existing gas system and combining NiSource's electric business with Columbia's gas business, the Transaction will significantly enhance each company's competitive position in an increasingly competitive energy market. The electric and gas utility industries are merging in order to provide greater value to customers and, thus, allow companies to compete effectively in the increasingly competitive business environment. By combining with NiSource's electric expertise and operations, Columbia's competitiveness, product offerings and ability to serve its customers will be enhanced. In CONSOLIDATED NATURAL GAS CO., HCAR No. 26512, 1996 SEC LEXIS 1205 at **2, 17 (Apr. 30, 1996),
   the Commission recognized that "fundamental changes in the energy industry are leading to an increasingly competitive and integrated market, in which marketers deal in interchangeable units of energy expressed in British thermal unit values, rather than in natural gas or electricity. To retain and attract wholesale and industrial customers, utilities need to provide competitively priced power and related customer services. . . .  It appears that the restructuring of the electricity industry now underway will dramatically affect all United States energy markets as a result of the growing interdependence of natural gas transmission and electric generation, and the interchangeability of different forms of energy, particularly gas and electricity." The combination offers the same type of synergies and efficiencies that were sought and are now being realized by the applicants (both exempt and registered) in TUC HOLDING CO.,

   _______________

   <16>     1995 Report at 70.

   HCAR No. 26749 (Aug. 1, 1997); HOUSTON INDUS. INC., HCAR No. 26744 (July 24, 1997); WPL HOLDINGS, INC., HCAR No. 26856 (Apr. 14, 1998),
   AFF'D SUB NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999); and NEW CENTURY ENERGIES, INC., HCAR No. 26748 (Aug. 1,
   1997).

             Competitive Effects: As the Commission noted in NORTHEAST UTILS., HCAR No. 25221, 1990 SEC LEXIS 3898 at *39 (Dec. 21, 1990),
   the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." On July 19, 1999, NiSource filed the Notification and Report Forms with the Department of Justice ("DOJ") and Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. Section 1311, ET SEQ. Act ("HSR Act") describing the effects of the Transaction on competition in the relevant market. It is a condition to the consummation of the Transaction that the applicable waiting periods under the HSR Act shall have expired or been terminated. The HSR waiting period expired on August 4, 1999.

             In addition, FERC reviews the effects of jurisdictional transactions on competition, rates and regulation. A copy of the application to be filed by NiSource with FERC will be filed by amendment to this Application/Declaration and will demonstrate the absence of any anti-competitive effects.

             In the context of the foregoing review, the Transaction will not "tend towards interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1). 15 U.S.C. Section 79j(b)(1).

             b.   Section 10(b)(2)   Fairness of Consideration

             Section 10(b)(2) requires the Commission to determine whether the consideration to be given by NiSource to the holders of Columbia common stock in connection with the Transaction is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. On Friday, June 4, 1999, the last full trading day before the first public announcement of NiSource's proposal to acquire Columbia, the closing sale price per share of Columbia common stock on
   NYSE was $55   per share.  On June 23, 1999, the last full trading day
   before the public announcement of the Offer, the closing sale per share of Columbia's common stock on NYSE was $63 per share. The fairness of the Transaction's consideration is evidenced by the fact that NiSource is offering $6.1 billion, or $74 per share, in cash for all outstanding shares of Columbia's common stock. This offer represents a 28% premium over the average closing share price for Columbia's common stock for the 30 trading days ending October 15,

   1999 and a 45% premium over the average closing share price for Columbia's common stock for the 30 trading days before the first public announcement of NiSource's Offer to acquire Columbia. In addition, as demonstrated in the table below, the quarterly price data of Columbia common stock for the years 1997, 1998 and 1999 support the fairness of NiSource's tender offer. The per share price offered is considerably above Columbia's highest price prior to the announcement of NiSource's proposal for Columbia.

                            Columbia Common Stock<17>

                                         High             Low      Dividends
                                         ----             ---      ---------
     1999:
              Fourth Quarter
              (through Oct. 20, 1999)   62 3/8           55 1/16
              Third Quarter             64 11/16         54 1/4      .225
              Second Quarter            64 1/4           43 7/8      .225
              First Quarter             58               44 5/8      .200
     1998
              Fourth Quarter            60 3/4           54 1/4      .200
              Third Quarter             60 3/8           47 1/2      .200
              Second Quarter            57 11/12         51 5/8      .200
              First Quarter             52 17/24         47 1/3      .167
     1997
              Fourth Quarter            52 5/12          46 1/3      .167
              Third Quarter             48 1/6           43 11/24    .167
              Second Quarter            44 11/12         37 1/3      .167
              First Quarter             43 11/12         38 5/12     .100

     NiSource's Offer was priced after analysis and evaluation of the assets, liabilities and business prospects of Columbia and of a combined company. Moreover, in the context of a direct offer to Columbia's shareholders, a presumption must exist that the price is fair. In such circumstances, the price will be evaluated by market forces.

             In light of the foregoing, including an analysis of the recent trading history of Columbia's common stock, NiSource and Acquisition Corp. believe that the offer falls within the range of reasonableness and that the Offer bears a fair relation to the sums invested in, and the earning capacity of, Columbia's utility assets.

             c.   Section 10(b)(2)   Reasonableness of Fees

             NiSource believes that the overall fees and expenses to be incurred in connection with the Transaction will be found reasonable in light of the Transaction's size and complexity relative to similar acquisitions and the anticipated benefits of the Transaction to the

   _______________

   <17>     Amounts have been restated to reflect a three-for-two stock split, in the form of a stock dividend, effective June 15, 1998.

   public, investors and consumers. Details of such fees and expenses will be provided by amendment to this Application/Declaration.

             d.   Section 10(b)(3)   Capital Structure

             Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate NiSource's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of NiSource's system.

             The capital structure of NiSource after the Transaction will not be unduly complicated and will be substantially similar to capital structures approved by the Commission in recent orders. A corporate organizational chart of NiSource and Columbia will be filed by amendment to this Application/Declaration. Although NiSource has not conclusively determined its corporate structure after the Transaction is consummated, it intends to undertake several significant steps to simplify its organizational structure. Once the final structure is determined, NiSource will file an amendment to this Application/Declaration which describes its corporate structure and provide an organizational chart of NiSource after consummation of the Transaction.

             Set forth below are summaries of the capital structures of NiSource and Columbia as of June 30, 1999:

                  NiSource and Columbia Capital Structures
                            (dollars in millions)

                                     NiSource       Columbia
                                     --------       --------

   Common Stock Equity                $1,369        $ 2,071

   Preferred stock not
      subject to mandatory
      redemption                          86              0
   Preferred stock subject
      to mandatory redemption             55              0

   Company obligated mandatorily
   preferred securities                  345              0

   Long-Term Debt                      2,008          1,951
   Short-Term Debt                       494            175

   Total                              $4,357         $4,197

             The debt financing by NiSource of Columbia's acquisition represents only short-term bridge financing. Although the combined cash flow of NiSource and Columbia would comfortably service the interest requirements of the Facility under reasonable interest rate assumptions, NiSource intends to replace the Facility with the issuance of equity and debt in order to improve its debt/equity ratio
   after consummation of the Transaction.   In refinancing the Facility,
   it will issue equity and other securities to establish a debt/equity ratio consistent with the business environment in which it operates and comparable to other registered public utility holding companies. As previously noted, prior to the consummation of the Transaction, NiSource will file a separate Application/Declaration under the Act with respect to the refinancing of the Facility and with respect to its ongoing financing activities after giving effect to the Transaction.

        3.   Section 10(c)

             Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

        (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11;<18> or

        (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

   15 U.S.C. Section 79j(c).

             a.   Section 10(c)(1)

             Section 10(c)(1) requires that an acquisition be lawful under Section 8 of the Act. Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if it is prohibited by state law. As discussed below, the Transaction does not raise any issues under Section 8 of the Act. Indeed, Section 8 indicates that a registered holding company may own both gas and


   _______________

   <18>     By their terms, Sections 8 and 11 only apply to registered holding companies and are therefore inapplicable at present to NiSource, since it is not now a registered holding company. The following discussion of Sections 8 and 11 is included only because, under the present transaction structure, NiSource will register as a holding company after consummation of the Transaction.

   electric utilities where the relevant state utility commission permits such an arrangement.

             Section 10(c)(1) also requires that the transactions not be detrimental to carrying out the provisions of Section 11 of the Act.
   Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As described above in ITEM 3.A.2, the Transaction will not result in unnecessary complexities or unfair voting powers.

             Section 11(b)(1) of the Act generally requires a registered holding company system to limit its operations "to a single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." 15 U.S.C. Section 79k(b)(1). However, Section 11(b)(1) further provides that "one or more additional integrated public-utility systems" may be retained if certain criteria are met. ID. Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." 15 U.S.C. Section 79k(b)(2).

             As detailed below, the Transaction is lawful under Section 8 and is not detrimental to carrying out the provisions of Section 11.

             i.   Retention of Electric Operations

             NiSource's retention of the electric operations of Northern Indiana is lawful under Section 8 of the Act and is not detrimental to carrying out the provisions of Section 11 of the Act.
             Section 8 of the Act provides that:

        Whenever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof . . . (1) to take any step, without the express approval of the State commission of such State, which results in its having a direct or indirect interest in an electric utility company and a gas company serving substantially the same territory; or (2) if it already has any such interest, to acquire, without the express approval of the State commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest.
                                     34

   15 U.S.C. Section 79h. A plain reading of Section 8 indicates that, with the approval of the relevant state utility commissions, a registered holding company can include both electric and gas utility systems. A more detailed examination of Section 8 in light of its legislative history indicates that the purpose of this section is to preclude ownership by a registered holding company of separate gas and electric utility companies with overlapping service territories in an attempt to circumvent state law restrictions that preclude ownership of gas and electric assets by the same company.<19>

             Section 8 of the Act and the public interest both permit NiSource's retention of its Northern Indiana operations upon completion of the Transaction and NiSource's registration as a holding company. NiSource's existing gas and electric operations in Indiana, which are in overlapping service territories, are in conformity with Indiana law. These utility operations will not change as a result of the Transaction. Consequently, NiSource is not using its holding company structure to circumvent state regulation. The IURC currently exercises, and will continue to exercise, jurisdiction over NiSource's Indiana gas and electric operations.

             In addition to Section 8 of the Act, Section 11 contains provisions that permit the retention by NiSource of Northern Indiana's electric operations. Section 11(b)(1) of the Act permits a registered holding company to control one or more additional integrated public
   utility systems   i.e., electric as well as gas utility systems   if:

             (A) each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

             (B) all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and

             (C) the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.


   _______________

   <19>     The Report of the Committee on Interstate Commerce, S. Rep.
   No. 621 at 29 (1935) (Section 8 of the Act "is concerned with competition in the field of distribution of gas and electric energy a field which is essentially a question of State policy, but which becomes a proper subject of Federal action where the extra-State device of a holding company is used to circumvent state policy.").

   15 U.S.C. Section 79k(b)(1). These three subsections of Section 11(b)(1) are frequently referred to as the "ABC Clauses" and each clause is addressed separately below.

             Clause A: The Commission has interpreted Clause A "to require an affirmative showing by a registrant that an additional system could not be operated under separate ownership without a loss of economies which are 'so important as to cause a serious impairment of that system' and 'substantial in the sense that they were important to the ability of the additional system to operate soundly.'" NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at **44-45 (Aug. 1, 1997), quoting New England Elec. Sys., HCAR No. 15035, 1964 SEC LEXIS 999 at **9, 12 (Mar. 19, 1964). A registered holding company generally satisfies the requirements of Clause A by preparing a "divestiture" or "severance" study which examines the estimated loss of economies precipitated by a hypothetical divestiture "expressed in terms of the ratio of increased expenses to the system's total operating revenues, operating revenue deductions (excluding federal income taxes), gross income and net income before federal income taxes." ID. at *47 n.52. In an early leading decision, the Commission found that cost increases which resulted in a 6.78% loss of operating revenues, a 9.72% increase in operating revenues deductions, a 25.44% loss of gross income and a 42.46% loss of net income provided an "impressive basis for finding a loss of substantial economies." ENGINEERS PUB. SERV. CO., HCAR No. 3796, 1942 SEC LEXIS 941 at *43 (Sept. 17, 1942), REV'D ON OTHER GROUNDS AND REMANDED, 138 F.2d 936 (D.C. Cir. 1943), VACATED AS MOOT, 332 U.S. 788 (1947).

             NiSource will prepare a divestiture study with respect to Northern Indiana which it expects will demonstrate substantial lost economies if NiSource is required to divest Northern Indiana. These lost economies will result from the need to replicate corporate and administrative services, lost economies of scale and the costs of reorganization, and will be described more fully in the divestiture study which will be filed as an amendment to this Application/Declaration.

             In addition to quantitative factors, the Commission also considers qualitative factors in its determination under Clause A. First, the Commission in recent decisions has approved the retention by registered holding companies of combination gas and electric systems because "separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together." NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at *52 (Aug. 1, 1997); CINERGY CORP., HCAR No. 26934, 1998 SEC
   LEXIS 2377 at *8 (Nov. 2, 1998); WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at **62-63 (Apr. 14, 1998), AFF'D SUB NOM., MADISON

   GAS AND ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999).<20>  Due
   to the recent wave of mergers between electric and gas utilities (E.G., Duke Power Company/PanEnergy Corp., Houston Industries, Inc./NorAm Energy Corporation, Enron Corporation/Portland General Corporation, Dominion Resources, Inc./Consolidated Natural Gas Company), NiSource's competitive position in the market could suffer because as the utility industry moves toward a complete energy services concept, competitive companies must be able to offer customers a range of options to meet their energy needs. The combination of electric and gas operations in a single company offers that company a means to compete more effectively in the emerging energy services business. SEE WPL HOLDINGS, INC., HCAR No. 26856 (Apr. 14, 1998), AFF'D SUB NOM., MADISON GAS & ELEC. CO. V. SEC , 168 F.3d 1337 (D.C. Cir. 1999). Proposed transactions should continue to be evaluated in light of this continuing evolution in the utility industries. Second, the Commission has noted that the DOJ and FERC typically have concomitant jurisdiction over public utility mergers and typically consider anticompetitive consequences of any proposed transactions. NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at *55 (Aug. 1, 1997). The Transaction is expressly conditioned on the approval of the DOJ. Third, the Commission considers whether the electric and gas properties have long been under common control and whether retention would alter the STATUS QUO with respect to utility operations. Northern Indiana's electric and gas operations have been under common control since 1926 and permitting the retention of Northern Indiana's electric business would not alter the STATUS QUO with respect to its utility operations. Finally, the Commission determines whether the proposed acquisition has not "elicited any adverse reaction from interested state commissions." Id. at *56. This factor should not present a problem either because the Transaction is expressly conditioned upon NiSource receiving all necessary regulatory approvals from the relevant state commissions. The Transaction will not go forward unless NiSource satisfies any reservations the relevant state commissions may have regarding the Transaction.

             Clause B: The requirements of Clause B are met because Northern Indiana's electric operations are located in the same state
   as its gas operations   their service territories physically overlap
   and are located in an adjoining state to Columbia's gas operations in Ohio.

   _______________

   <20>     The Commission further noted that the "empirical basis" for the assumptions underlying its decision in NEW ENGLAND ELEC. SYS., HCAR No. 15035 (Mar. 19, 1964), REV'D, SEC V. NEW ENGLAND ELEC. SYS., 346 F.2d 399 (1st Cir. 1965), REV'D AND REMANDED, 384 U.S. 176 (1966),
   ON REMAND, 376 F.2d 107 (1st Cir. 1967),  REV'D, 390 U.S. 207 (1968)
   was "rapidly eroding." NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at *54 (Aug. 1, 1997).

             Clause C: The requirements of Clause C are met because the continued combination of the electric and gas operations under NiSource is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation or the effectiveness of regulation. Northern Indiana's electric system is confined to a relatively small geographic area. NiSource will maintain management of electric operations geographically close to Northern Indiana's electric operations, thereby preserving the advantages of localized management. Northern Indiana's electric operations will also remain subject to the IURC's jurisdiction, thereby maintaining the effectiveness of regulation. Finally, Northern Indiana's electric operations enjoy substantial economies as part of the NiSource system, and will realize additional economies as a result of the Transaction from becoming part of a combined NiSource/Columbia system. Far from impairing the advantages of efficient operation, the continued combination of Northern Indiana's electric and gas operations will continue to facilitate and enhance efficiency.

             ii.  Non-Utility Businesses

             Section 11(b)(1) limits the non-utility interests of a registered holding company to "interests that are 'reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system,' on a finding by the Commission that such interests are 'necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning' of the integrated system." NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at *36
   n.37 (Aug. 1, 1997). "The Commission has interpreted these provisions to require the existence of an operating or functional relationship between the utility operations of the registered holding company and its nonutility activities." ID. at *62 n.70.

             Rule 58 provides exemptions for investments in certain energy related businesses up to the greater of $50 million or 15% of the consolidated capitalization of such registered holding company.
   17 C.F.R. Section 250.58. Further, the Commission has determined that existing investments in energy-related companies (as of the date of the consummation of the merger) of an exempt holding company which became a registered holding company as a result of the merger should be disregarded for purposes of calculating the dollar limitations imposed by Rule 58. SEE NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at *63 (Aug. 1, 1997); AMEREN CORP., HCAR No. 26809, 1997 SEC LEXIS 2719 at **39-40 (Dec. 30, 1997); CONECTIV, INC.,
   HCAR No. 26832, 1998 SEC LEXIS 326 at *42 (Feb. 25, 1998).

             NiSource is currently a holding company that is exempt from the registration requirements of the Act. As an exempt holding company, NiSource has been free to invest in a variety of non-utility businesses and activities without the need to obtain prior Commission approval under Section 9(a) of the Act. The Transaction will result in NiSource becoming a registered holding company. Therefore, it is necessary to evaluate each of NiSource's nonutility business activities within the retention restrictions of the Act and the Commission's rules promulgated thereunder. Columbia has been subject to regulation as a registered holding company for an extended period. Therefore, Columbia's ability to engage in nonutility businesses has been subject to the approval requirements of Section 9, and each of Columbia's existing nonutility businesses has been either approved by the Commission or falls within the exemptions of Rule 58. Consequently, the discussion below focuses on the retention of NiSource's nonutility businesses as appropriate either under the exemptions of Rule 58 or prior Commission precedent. Most of NiSource's non-utility businesses are demonstrably functionally related to its gas and electric utility operations. In addition, NiSource believes that significant equitable arguments support the retention of its various non-utility businesses.<21>

             Natural Gas Pipeline, Storage and Gathering: NiSource has two wholly-owned interstate natural gas pipeline subsidiaries. Crossroads operates an interstate pipeline from Indiana to Ohio connecting NGPL, Trunkline and Panhandle Eastern with Columbia Transmission and gas utility customers in Ohio and Indiana. Granite State operates an interstate pipeline extending from Massachusetts, where it interconnects with Tennessee Gas, through New Hampshire and into Maine, where it interconnects at several points with PNGTS. Granite State serves Northern and Bay State in all three states. In addition, NiSource indirectly owns an interest in a pipeline in northern New England, an intrastate natural gas pipeline in Texas and natural gas salt cavern storage facilities.

             These companies engage in "gas-related activities" under
   Section 2(a) of the Gas-Related Activities Act of 1990 ("GRAA"). The ownership of such businesses is authorized under Rule 58(a)(2) and such businesses have routinely been permitted to be retained in prior Commission orders approving mergers and the creation of new registered holding companies. WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at *105 (Apr. 14, 1998), AFF'D SUB NOM., MADISON GAS & ELEC. CO.
   V. SEC, 168 F.3d 1337 (D.C. Cir. 1999) (gas gathering system and gas pipeline, dehydration and compression facilities); New Century Energies, Inc., HCAR No. 26748, 1997 SEC LEXIS 1583 at **99-100 (Aug. 1, 1997) (gas pipeline and storage facilities).

             Exploration and Production Operations: EnergyUSA has equity interests in a domestic oil and gas producer with properties located in Texas, Oklahoma and Louisiana and a Canadian oil and gas producer.

   _______________

   <21>     In addition to the non-utility businesses listed below,
   NiSource currently owns interests in several non-utility businesses which are either inactive or which it is in the process of divesting.

             The exploration of natural resources or the holding of rights to such resources are "gas-related activities" under Section 2(b) of the GRAA. The ownership of such businesses is authorized under Rule 58(a)(2) and such businesses have routinely been permitted to be retained in prior Commission orders approving mergers and the creation of new registered holding companies. WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at **104-05 (Apr. 14, 1998), AFF'D
   SUB NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir.
   1999); NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at *92 (Aug. 1, 1997). SEE ALSO NEW ENGLAND ENERGY INC., HCAR No. 21862 (Dec. 30, 1980).

             Non-Regulated Natural Gas and Electric Power Marketing:
   Through direct and indirect subsidiaries, NiSource provides natural gas sales and management services to industrial and commercial customers.

             The ownership of businesses engaged in the brokering and marketing of energy commodities is specifically authorized under Rule 58(b)(1)(v) and the retention of such businesses has routinely been permitted in prior Commission orders approving mergers and the creations of new registered holding companies. WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at *105 (Apr. 14, 1998), AFF'D SUB
   NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999); CONECTIV, INC., HCAR No. 26832, 1998 SEC LEXIS 326 at *54 (Feb. 25,
   1998); NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at **93-94 (Aug. 1, 1997).

             Energy-Related Projects: NiSource's subsidiary, Primary, arranges energy-related projects for large energy-intensive facilities through Harbor Coal, North Lake, LEC, Portside, CE and Whiting. The SEC Staff issued a no-action letter concurring with NiSource that North Lake is not an "electric utility" under Section 2(a)(3) of the Act with respect to its involvement in the processing of steam into electricity which is owned and used solely by Ispat in its manufacturing operations. NIPSCO INDUS., INC., 1996 SEC No-Act.
   LEXIS 541 (Jan. 19, 1996). Lakeside, Portside and CE process steam into electricity under similar circumstances to North Lake. Whiting recently announced an agreement with Amoco Oil Company to lease and operate a net 525 MW natural-gas fired cogeneration facility adjacent to Amoco's refinery in Whiting, Indiana. None of Primary's subsidiaries engages in activities that would cause it to be a public utility company under the Act. The Commission has permitted newly registered holding companies to retain businesses which provide operation and maintenance services to generating facilities and the sale of steam to residential, commercial and industrial customers.
   WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at **114-15 (Apr. 14, 1998), AFF'D SUB NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999) (sale of steam to residential and commercial customers); CONECTIV, INC., HCAR No. 26832, 1998 SEC LEXIS 326 at **70-72 (Feb. 25, 1998) (ownership and operation of thermal heating and cooling systems); NEW CENTURY ENERGIES, INC., HCAR No.

   26748, 1997 SEC LEXIS 1583 at *80 (Aug. 1, 1997) (providing steam to a manufacturing facility); AMEREN CORP., HCAR No. 26809, 1997 SEC LEXIS 2719 at *42 (Dec. 30, 1997) (steam heating business).

             Energy Management: EnergyUSA Commercial, Inc., along with its affiliates, provide energy management services, to industrial and large commercial customers, which enhance competitiveness through cost reductions, modernizing infrastructure and improving cost accountabilities.

             Rule 58(b)(1)(i) specifically permits registered holding companies to invest in a business that derives substantially all of its revenues from "the rendering of energy management services and demand-side management services." 17 C.F.R. Section 250.58(b)(1)(i). SEE ALSO CONECTIV, INC., HCAR No. 26832, 1998 SEC LEXIS 326 at **60-61 (Feb. 25, 1998); CENTRAL AND SOUTH WEST CORP., HCAR No. 26367 (Sept. 1, 1995); AMERICAN ELEC. POWER CO., HCAR No. 26267 (Apr. 5, 1995); AMEREN CORP., HCAR No. 26809, 1997 SEC LEXIS 2719 at **44-45 (Dec. 30,
   1997); NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 SEC LEXIS 1583 at *95 (Aug. 1, 1997).

             HVAC Services: Two subsidiaries of EnergyUSA provide HVAC services to industrial and commercial customers. The Commission has permitted wholly-owned subsidiaries of registered holding companies to provide services to system utilities and non-affiliates related to heating, ventilation, and air conditioning. CONECTIV, INC., HCAR No. 26832, 1998 SEC LEXIS 326 at **54-55 (Feb. 25, 1998); CINERGY CORP.,
   HCAR No. 26662, 1997 SEC LEXIS 294 at *3 (1997).

             Customer Information Services ("CIS"): Customer Information Services, Inc., a wholly-owned subsidiary of Development, participates with IBM in a joint venture to enhance a CIS system (and training for the system) which it markets to other utilities. The Commission has permitted retention by registered holding companies of a business that provides technical and consulting services, including billing services and information systems or data processing, to affiliated and non-affiliated companies. CONECTIV, INC., HCAR No. 26832, 1998 SEC LEXIS 326 at *64 (Feb. 25, 1998) (consulting services related to information system/data processing); NEW CENTURY ENERGIES, INC., HCAR No. 26478, 1997 SEC LEXIS 1583 at *83 (Aug. 1, 1997) (intellectual property owned or developed in the course of utility operations); CENTRAL AND SOUTH WEST SERVICES, INC., HCAR No. 25132 (Aug. 10, 1990) (licensing and sale of computer programs developed in the course of utility business). In addition, these services are expressly permitted under Rule 58 (b)(l)(vii), since they involve technical expertise developed in the course of utility operations.

             Water Utilities: The Water Utilities supply water for residential, commercial and industrial uses in Indianapolis, Indiana and surrounding areas. Precedent exists for the retention of such water utilities and related activities by newly registered holding companies under circumstances where the divestiture of such interests would result in economic inequities and where such activities represent a small portion of the registered holding company's operations.

             The Water Utilities represent only a small portion of NiSource's total operations. In 1998, the Water Utilities had operating revenues of $84 million. This figure represents less than one percent of the $10.3 billion PRO FORMA combined operating revenues of NiSource following consummation of the Transaction. The Commission has previously authorized retention of water utilities by a newly registered holding company that had a similar, DE MINIMIS effect on the holding company's overall revenues. WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at *73 (Apr. 14, 1998), AFF'D SUB NOM.,
   MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999).

             NiSource's ownership of the Water Utilities results in significant savings to the water customers through economies of scale provided by NiSource. All of NiSource's subsidiaries benefit from shared administrative services, such as payroll, tax, and financial reporting software. Potential cost savings are also present through combined billing, call center, dispatching services and lowered capital expenditures. NiSource will prepare and file by amendment to this Application/Declaration a divestiture study for the Water Utilities and it anticipates that significant lost economies will result if NiSource is required to divest the Water Utilities.

             NiSource's ownership of the Water Utilities also provides financial benefits to NiSource's gas and electric utility subsidiaries. NiSource realizes property tax advantages for its gas and electric utilities by combining water property holdings with gas and electric holdings.

             In addition to the financial benefits that result to NiSource and its customers, NiSource's ownership of the Water Utilities also represents a strategic business opportunity as the competition in the energy industries accelerates and the natural gas and electric utility industries continue to deregulate. The ownership of water utilities, as well as gas and electric utilities, will enhance NiSource's ability to provide essential resources to all of its customers. The Water Utilities are strategically located less than 50 miles from NiSource's electric and gas service territory. Through its strong reputation in Indiana as a leading provider of electric and gas service, and through the customer loyalty it is building by providing quality service to its water customers, NiSource is in a strategic position to provide multiple energy services to all of its customers once deregulation occurs in Indiana.

             The Commission recently permitted Alliant Energy Corp., a newly registered holding company, to retain ownership of three water utilities under similar circumstances. WPL HOLDINGS, INC., HCAR No. 26856 (Apr. 14, 1998), AFF'D SUB NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999). NiSource believes its circumstances justify retention of the Water Utilities by reference to such precedent and is preparing a study to address the economic consequences of divestiture.

             Waste Water Treatment: IWC Services, Inc., a wholly-owned subsidiary of IWCR, has a 52% interest in the White River Environmental Partnership that provides waste water treatment services for the cities of Gary, Plainfield and Indianapolis, Indiana. The Commission has permitted registered holding companies to own subsidiaries engaged in the ownership, operation and servicing of waste water treatment facilities and consulting and management services for waste water treatment. WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at **94-96 (Apr. 14, 1998), AFF'D SUB NOM.,
   MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999); NEW CENTURY ENERGIES, INC., HCAR No. 26478, 1997 SEC LEXIS 1583 at *73 (Aug. 1, 1997); AMEREN CORP., HCAR No. 26809, 1997 SEC LEXIS 2719 at *43 (Dec. 30, 1997).

             Utility Related Services: SM&P and other NiSource subsidiaries perform underground utility locating and marking services in Indiana and other states. Miller installs, repairs and maintains underground pipelines used in gas, water and sewer transmission and distribution systems. SM&P provides services to four utility
   industries   telephone, gas, electricity and water.  Miller provides
   services to both gas and water utilities. The Commission has approved a registered holding company's ownership of a business engaged in providing construction, engineering and operation and maintenance services primarily to nonaffiliates. CENTRAL AND SOUTH WEST SERVS., INC., HCAR No. 26280 (Apr. 26, 1995) (provisions of engineering and construction services to nonaffiliates); ENTERGY CORP., HCAR No. 26322 (June 30, 1995) (provision of development, design, engineering, construction and maintenance and management services to domestic and foreign power projects); NEW ENGLAND ELEC. SYS., HCAR No. 26017 (Apr. 1, 1994) (provision of consulting services, including engineering, design and construction, to nonaffiliates); GENERAL PUB. UTILS. CORP., HCAR No. 25108 (June 26, 1990) (provision of engineering and management services in connection with investments in power production facilities and related projects); NEW CENTURY ENERGIES, INC., HCAR No. 26478, 1997 SEC LEXIS 1583 at *67 (engineering, construction and related services primarily to non-affiliates).

             Financing: Capital Markets provides financing for NiSource's non-utility subsidiaries and certain utility subsidiaries. The Commission has on a number of occasions authorized registered holding companies to own subsidiaries that provide financing and related financial services to their affiliated companies. SEE ALLEGHENY POWER SYS., INC., HCAR No. 26401 (Oct. 27, 1995); CSW CREDIT, INC., HCAR No. 26437 (Dec. 22, 1995).

             Real Estate: NiSource and its subsidiaries have invested in several different types of real estate ventures. These fall into several different categories, as described below.

             * A wholly-owned subsidiary of Development manages or sells off excess real estate owned by Development and other NiSource subsidiaries. These investments are functionally related to the activities of system utilities and therefore, under Commission precedent, NiSource should be allowed to retain the investment after NiSource becomes a registered holding company. SEE, E.G., CONECTIV, INC., HCAR No. 26832, 1998 SEC LEXIS 326 at **53, 57, 60 (Feb. 25, 1998); UNITIL
                  CORP., HCAR No. 25524, 1992 SEC LEXIS 1017 at *3 n.7 (Apr. 24, 1992); WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at *102 (Apr. 14, 1998), AFF'D SUB
                  NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F. 3d 1337 (D.C. Cir. 1999).

             * JOF Transportation Company, a wholly-owned subsidiary of Development, owns a 40% passive interest in railroad assets in the vicinity of several electric generating plants owned by Northern Indiana and which Northern Indiana currently uses to deliver coal to its electric generating plants. Retention of NiSource's interest would enable it to construct additional power lines or gas pipelines in the future and to ensure continued access to tracks needed to deliver coal to electric generating plants owned by Northern Indiana. The Commission has held that a registered public utility holding company may hold property that will be needed in the future to support operations of the utility company. SEE NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 LEXIS 1583 at **80-81 (Aug. 1, 1997) (water rights held in connection with the future addition of generation capacity); WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at *111 (Apr. 14, 1998),
                  AFF'D SUB NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999) (undeveloped property for the future development of utility-related assets). The Commission has also allowed subsidiaries of registered public utility holding companies to acquire or maintain rail lines and rolling stock for the benefit of system utilities. SEE THE SOUTHERN CO., HCAR No. 25734 (Jan. 13, 1993); THE NORTH AMERICAN CO., HCAR No. 3405, 1942 SEC LEXIS 1069 at **85-88 (Apr. 15, 1942); NEW CENTURY ENERGIES, INC., HCAR No. 26748, 1997 LEXIS 1583 at *75 (Aug. 1, 1997) (railroad maintenance facility); WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at **103-104 (Apr. 14, 1998), AFF'D SUB NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F. 3d 1337 (D.C. Cir. 1999)
                  (ownership and operation of rail lines).

             * NDC Douglas Properties, Inc., a wholly-owned subsidiary of Development, has 15 passive interests in multiple-family residential developments, most of which are in the service territory of NiSource's utility subsidiaries. These investments are divided into six limited partnerships and nine limited liability companies and are held by NiSource in order to generate low-income housing tax benefits under Section 42 of the Internal Revenue Code. The investments are part of the continued commitment by NiSource to provide high quality, energy efficient, affordable housing to the residents of various geographic and economic regions served by its utilities. The Commission has allowed subsidiaries of registered holding companies to invest in low income housing provided that the holding company is a passive investor and that the purpose of the investment is to obtain federal and state income tax credits as well as fulfilling civic responsibilities. SEE AMEREN CORP., HCAR No. 26809, 1997 LEXIS 2719 at **51-53 (Dec. 30, 1997); GEORGIA POWER CO., HCAR No. 26220, 1995 SEC LEXIS 174 at *1 (Jan. 24, 1995).

             * KOGAF Enterprises, Inc. ("KOGAF"), a wholly-owned subsidiary of Development, has invested in a project to revitalize downtown Kokomo, Indiana, which is in the service territory of Kokomo Gas. KOGAF has a passive interest in a limited partnership which is conducting the revitalization project. KOGAF's total investment in the project is less than $100,000. Under Rule 40(a)(5), registered holding companies are permitted to invest up to $5 million annually in qualified state sponsored industrial development companies and up to $1 million annually in other local industrial or non-utility enterprises. 18 C.F.R. Section 250.40(a)(5). SEE AMEREN CORP., HCAR No. 26809, 1997 SEC LEXIS 2719 at **46-47 (Dec. 30, 1997); Ohio Power Co., HCAR No. 25604 (Aug. 11, 1992).

             * Lake Erie Land Company ("Lake Erie"), a wholly-owned subsidiary of Development, owns wetlands that can be used as offsets to enable developers to obtain approval for projects that require filling of wetlands. These offsets could be used for construction projects by NiSource system utilities and are also sold to other developers in need of offsets. Because it is difficult and economically inefficient to identify discrete, small tracts of wetlands to be restored each time a need for a small amount of offsets arises, it is beneficial to have a large bank of restored wetlands available to serve these needs as they arise and to sell the offsets to third parties to the extent that the available bank exceeds near term utility system needs. Commission precedent supports the retention of property held for future utility needs. WPL HOLDINGS, INC., HCAR No. 26856, 1998 SEC LEXIS 676 at *111 (Apr.

                  14, 1998), AFF'D SUB NOM., MADISON GAS & ELEC. CO. V. SEC, 168 F.3d 1337 (D.C. Cir. 1999). Furthermore, larger tracts of wetlands are environmentally preferable to smaller tracts that collectively comprise the same number of acres. Thus, NiSource is able to serve as a good environmental citizen as well as meeting its system utility needs for wetlands offsets by holding tracts of restored wetlands larger than the minimum necessary for the foreseeable needs of its system utilities. Divestiture of these assets would impose an economic hardship because of the difficulty and expense NiSource would incur if it had to purchase wetlands each time it needed wetlands offsets for utility development.

                  Lake Erie and a subsidiary also develop and operate tracts of land which were initially purchased in bankruptcy within the service territories of NiSource utility subsidiaries into model communities that serve community development and environmental interests. In order to assure the developments meet NiSource's goals for architectural, urban planning, and environmental considerations, NiSource has made an active investment in these projects. These investments, however, represent approximately $62 million or just over 1% of NiSource's net assets, and they are managed by a subsidiary that is separate from the system utility companies, so that any losses from these projects will have no adverse impact on the utilities or their ratepayers. NiSource requests that the Commission permit retention of this investment, given that these projects impose no significant risks on ratepayers and taking into consideration the economic hardship that NiSource would suffer if it were required to divest itself of these projects after the substantial investments it has made to ensure that the developments meet the established community development, urban planning and environmental goals. The Commission has allowed retention of real estate operations created by exempt holding companies before becoming registered even though such operations were not strictly related to utility operations. WPL HOLDINGS, INC., HCAR No. 26856 (Apr. 14, 1998); CONECTIV, INC., HCAR No. 26832
                  (Feb. 25, 1998); AMEREN CORPORATION, HCAR No. 26809 (Dec. 30, 1997); NEW CENTURY ENERGIES, INC., HCAR No. 26748 (Aug. 1, 1997). The Commission has also authorized real estate investments where they benefited utility operations. UNITIL CORP., HCAR No. 25524 (Apr. 24, 1992); AMERICAN ELECTRIC POWER CO., HCAR No. 21898 (Jan. 27, 1981).

             b.   Section 10(c)(2)

             The Transaction will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

             i.   Efficiencies and Economies

             The Commission should find that the Transaction is likely to produce substantial economies and efficiencies over time, chiefly in the areas of coordinated gas supply for the combined gas distribution utilities and coordinated utilization and optimization of interstate pipeline and storage capacity and gas storage deliverability. The Transaction will also produce economies and efficiencies relating to the development and marketing of energy services, both regulated and unregulated. The Transaction will make it possible for NiSource's and Columbia's gas distribution utilities to combine their separate portfolios of gas supply, transportation and storage arrangements. This will make the combined entity a larger volume participant in common supply basins and at market hubs and centers. Having this larger volume position will enable the combined entity to achieve larger savings and create greater efficiencies than NiSource and Columbia distribution utilities could achieve independently, increasing their purchasing power and creating flexibility in balancing demand and supply requirements of their combined utility systems. Moreover, as the dynamics in the natural gas industry continue to change (E.G., in response to the impact of growing Canadian gas supplies on the Midwest and Northeast markets, the elimination of inter-regional transportation "bottlenecks," the growing importance of hubs and market centers, the continued unbundling of LDC "merchant" (or gas sales or resales) functions from LDC delivery services, and the "de-contracting" of long-term firm transportation and storage contracts currently held by gas utilities), the marketplace will create greater opportunities for larger, more geographically diversified market participants. At the same time, the marketplace will place increased importance on reducing transaction costs to enable service providers to offer services at low cost.

             Competitive Rates and Services: The Transaction will permit NiSource to meet the challenges of the increasingly competitive environment in the utility industry more effectively than either it or Columbia would alone. The Transaction also will create financial and operational benefits for customers in the form of lower rates and better services over the long-term. The Transaction will be presented to or subject to the approval of the relevant state public service commissions. Those regulatory bodies will address the Transaction in the context of its effect on rates and service in each jurisdiction and NiSource will demonstrate the benefits of the Transaction in the process of obtaining approvals.

             Increased Size and Stability: Shareholders will benefit over the long-term from the greater financial strength and financial flexibility which NiSource will obtain. NiSource will be better able to take advantage of future strategic opportunities and to reduce its exposure to changes in economic conditions in any particular segment of its business.

             Diversification of Service Territory: The combined service territories of NiSource and Columbia will be larger and more geographically diverse than the independent service territories of each company, reducing the combined company's exposure to changes in economic, competitive or climatic conditions in any given sector of the combined service territory relative to the exposure NiSource and Columbia now face.

             Coordination of Diversification Programs: NiSource and Columbia each have complementary unregulated businesses, and NiSource, as a stronger financial entity after the Transaction, should be able to manage and pursue these unregulated businesses more efficiently and effectively as a result of access to lower-cost capital and efficiencies achievable through greater size.

             Complementary Operational Functions: The combination of NiSource and Columbia will allow NiSource after the Transaction to offer customers a more complete menu of service options and a better operational balance. Combining Columbia's natural gas-related businesses with NiSource's electric expertise and operations, will enhance the range and quality of product offerings and services that can be offered to Columbia's customers. The combined companies will also be better positioned to manage the fluctuating weather-related load profiles of their gas distribution utilities.

             Although some of the anticipated economies and efficiencies will be fully realizable only on a long-term basis and some of the potential benefits cannot be precisely estimated, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. SEE AMERICAN ELEC. POWER CO., HCAR No. 20633 (July 21,
   1978); CENTERIOR ENERGY CORP., HCAR No. 24073, 1986 SEC LEXIS 1655 at *18 (Apr. 29, 1986) ("[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable.") (footnote omitted). SEE ALSO ENERGY EAST CORP., HCAR No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential but presently unquantifiable savings). There is no requirement in Section 10(c)(2) that the specific dollar estimates of future savings be large in relation to the gross revenues of the companies involved. SEE AMERICAN NATURAL GAS CO., HCAR No. 15620 (Dec. 12, 1966).

             NiSource is continuing to analyze potential cost savings resulting from the Transaction. Details will be filed by amendment to this Application/Declaration.
                                     48

             ii.  Integrated Gas Utility System

             Under Section 10(c)(2), the Commission must affirmatively find that the acquisition of Columbia by NiSource "will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system." 15 U.S.C.
   Section 79j(c)(2). An "integrated public-utility system" is defined in Section 2(a)(29), 15 U.S.C. Section 79j(c)(2) to mean:

             (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; PROVIDED, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.<22>

             The combination of Columbia's gas utility operations with the NiSource gas utility operations will yield an integrated gas-utility system within the meaning of Section 2(a)(29)(B) of the Act. Indeed, because Columbia's gas distribution properties form a bridge between the Midwest and the mid-Atlantic and northeast regions, bringing NiSource's and Columbia's gas distribution operations together will forge even more substantial links between NiSource's Midwestern gas utility operations and its New England operations than the links that this Commission noted in 1999 in approving NiSource's acquisition of Bay State.

             Single Area Or Region: The gas utility system resulting from the Transaction will include eight gas utilities located in the contiguous states of Indiana, Kentucky, Ohio, Pennsylvania, Virginia and Maryland and two gas utilities located in the contiguous states of Massachusetts, New Hampshire and Maine. The utilities located in contiguous states will be effectively interconnected by affiliated and non-affiliated interstate pipelines and storage. The two groups of contiguous utilities will likewise be capable of effective integration through the coordinated use of pipeline and storage capacity and supply sources they have in common.

   _______________

   <22>     Unlike the definition of an "integrated electric utility
   system" in Section 2(a)(29)(A) of the Act, physical interconnection of the component parts of a gas utility system is not required. Further, the Commission has previously recognized that "integrated or coordinated operations of a gas system under the Act may exist in the absence of [physical] interconnection." AMERICAN NATURAL GAS CO., HCAR No. 15620, 1966 SEC LEXIS 469 at *11 n.5 (Dec. 12, 1966).

             Section 2(a)(29)(B) specifically contemplates that "gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region." 15 U.S.C.
   Section 79b(a)(29)(B). Moreover, in considering whether an "area or region" is so large as to impair "the advantages of localized management, efficient operation, and the effectiveness of regulation," the Commission must consider the "state of the art" in the industry. ID.

             The Commission's prior decisions establish that separation between the states served is not determinative as to whether utility operations constitute an integrated public utility system. SEE MCN CORP., HCAR No. 26576 (Sept. 17, 1996) (approving acquisition of an interest in a gas-utility company by an exempt gas-utility holding company whose service area is located more than 500 miles distant in a non-adjoining state); SEMPRA ENERGY, HCAR No. 26971 (Feb. 1, 1999) (approving natural gas utility operations in California and North Carolina as a single integrated public-utility system). The integration of NiSource's Massachusetts, New Hampshire and Maine gas utility operations and its Indiana gas utility operations has already been established. This was an essential finding in the Commission order approving NIPSCO's acquisition of Bay State. NIPSCO INDUS., INC., HCAR 26975 (Feb. 10, 1999). With the exception of NiSource's New England operations the gas distribution operations of Columbia and NiSource are in contiguous states and, given their location and reliance on many of the same interstate pipelines, are readily susceptible to being operated as an integrated system.

             Common Source Of Supply: Historically, in determining whether two distant gas companies share a "common source of supply," the Commission has placed primary importance on whether the gas supply of the two companies is derived from the same gas producing areas (or basins), recognizing that the most significant economies and efficiencies that two gas utilities can achieve is through the coordination and management of gas supply. The Commission has also considered whether the two entities are served by a common pipeline. Further, the Commission has found an integrated system to exist where two entities purchase their gas from different pipelines which originate in the same gas producing area and/or interconnect at various points along the transportation route. <23>

             The NiSource and Columbia gas utility systems will functionally perform as a coordinated system. They now purchase gas from common sources of supply (including the onshore and offshore Texas and Louisiana producing region and the mid-Continent region) and will continue to do so. Moreover, they will each have enhanced opportunities to increase their respective purchases of Western Canadian Sedimentary Basin gas sourced through the Chicago market

   _______________

   <23>     SEE MCN CORP., HCAR No. 26576 (Sept. 17, 1996); CENTRAL POWER
   CO., ET AL., HCAR No. 2471 (Jan. 7, 1941).

   center. The NiSource and Columbia gas utility systems currently hold firm transportation service agreements on a number of the same interstate pipelines, including ANR, Panhandle Eastern, Tennessee Gas, Texas Gas, Texas Eastern and Transco. The NiSource Midwestern gas utilities are physically linked through Crossroads' interconnections with Columbia Transmission, Trunkline and Panhandle Eastern with a transmission system (Columbia Transmission) that serves each of the Columbia gas distribution utilities. The Columbia and NiSource gas distribution utilities also make use of other, regional pipelines to transport and deliver Canadian and Appalachian-sourced supplies, including Crossroads, National Fuel and CNG. In addition, gas purchased by the unregulated marketing affiliates of each of NiSource and Columbia has been transported by NiSource subsidiary Crossroads for further delivery to utility customers served by NiSource's and Columbia's gas public utilities located in Indiana, Ohio and Pennsylvania. These links, and the increased presence the combined NiSource and Columbia utilities will have at Midwestern, mid-Atlantic and northeastern market centers, will facilitate coordinated management of interstate transportation and gas supplies. Additional efficiencies and arbitrage opportunities will be realized over time through the combined companies' use of a single data management system to record gas transaction data.

             Trading "hubs" and market centers have rapidly grown in importance as a result of the construction of new pipeline capacity, the unbundling of interstate transportation from gas sales, the development of high deliverability salt cavern storage gas storage facilities and local distribution companies' "de-contracting" of firm pipeline capacity. Trading hubs and market centers now provide market participants with access to gas supplies sourced from multiple, widely separated producing areas, by way of any number of interconnected interstate pipeline facilities at a manageable number of common geographic points. These hubs and centers have contributed to the establishment of a fully integrated, competitive marketplace in which real-time pricing is available.<24>

             Using many of the same hubs and market centers, the NiSource and Columbia gas public utilities and their affiliates have daily opportunities to coordinate and manage their gas supply and transportation portfolios. These opportunities will increase in number and scope as a consequence of the combination of the two groups of distribution companies. The result will be increased efficiency and economy, and a greatly enhanced ability to support retail

   _______________

   <24>     As a result of the evolution of an integrated, competitive marketplace for both supply and transportation, the duration of contracts has shortened considerably. In fact, local distribution companies now purchase significant amounts of their gas supply under short-term (E.G., daily) arrangements. Some local distribution companies are as a corollary reducing their exposure under long-term firm transportation contracts (a process known as "de-contracting").

   unbundling and performance-based ratemaking initiatives that will benefit the distribution companies' customers and their shareholders alike. So, for example, gas purchased, sold or exchanged at the Lebanon Hub in Ohio can satisfy the gas distribution utility requirements of NiSource's Indiana gas utility subsidiaries, Columbia's gas distribution companies in the mid-Atlantic region and NiSource's gas distribution subsidiaries in New England. By utilizing existing NiSource capacity and deliverability entitlements at the Egan Storage hub in Louisiana, the various NiSource and Columbia distribution utilities can achieve additional pricing certainty and operational flexibility, and can share these benefits through their common use of the Columbia Gulf/Columbia Transmission, ANR, Trunkline/Panhandle Eastern, Tennessee Gas and Texas Gas systems. Moreover, upon the completion of various proposed pipelines and/or pipeline expansions from the Chicago area to the eastern U.S. markets, the combined NiSource and Columbia distribution companies, either directly or through interstate pipeline affiliates, will have direct access to all gas supplies entering the Chicago market center.

             Industry studies indicate that the importation of low-cost western Canadian gas is reshaping the dynamics of gas supply in certain U.S. markets (in particular the Midwest and Northeast).<25> Those studies conclude that, in the future, there will be much more of a west-to-east flow of gas to the Northeast.
   With the expansion of import capacity into the Chicago area, it is projected that the Midwest will experience an excess supply situation. This expectation has lead to various regional pipeline expansion proposals between the Midwest and Northeast, all of which are designed to move Midwest supplies to the supply-constrained Northeast markets.<26> As a consequence, it is likely that the Midwest itself will become an important supply region for gas moving to the Northeast. The combination of the NiSource and Columbia systems will produce a single, integrated gas utility system, whose components will be linked by affiliated and third party interstate pipelines, in an essentially unbroken chain extending from the northwestern corner of Indiana through the Midwest to the mid-Atlantic region and east into New England.

   _______________

   <25>     SEE, E.G., Energy Information Administration, NATURAL GAS
   1998: ISSUES AND TRENDS, Ch. 5 (Natural Gas Pipeline Network: Changing and Growing), at 109-27 (Washington, D.C. May 1999).

   <26>     SEE GENERALLY "THE OUTLOOK FOR IMPORTED NATURAL GAS," INGAA
   Foundation, Inc. Report No. F-9705 (prepared by the Brattle Group,
   1997). INGAA notes (at II-21 to II-22) that 5.4 Bcf/day of import capacity additions into the Midwest have been proposed, and that over 4 Bcf/day of pipeline capacity additions have been proposed to facilitate the flow of gas from the Midwest to the Northeast. Most of these projects are planned to come on line between 1998-2000.

             State Of The Art: Any determination of the appropriate size of the area or region calls for consideration of the "state of the art" in the gas industry. This "state of the art" continues to evolve and change, primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network, the emergence of natural gas marketers and brokers, and the "un-bundling" of the commodity and transportation functions of pipelines in response to various FERC initiatives.<27> Of particular importance has been the formation of a national network of trading hubs at locations where interstate pipelines intersect.<28> Today, trading activity conducted at hubs plays an increasingly vital role in the overall management of the assets in a gas portfolio (supply, transportation and storage). The hubs frequently utilized as trading centers for gas supply destined for the Midwest, mid-Atlantic, and New England markets are listed below:


            NAME OF HUB      LOCATION     INTERCONNECTING PIPELINES
            -----------      --------     -------------------------

              Lebanon          Ohio       ANR, CNG, Columbia Transmission,
                                          Panhandle Eastern, Texas Gas,
                                          Texas Eastern

             Portland        Tennessee    Tennessee Gas, Midwestern Gas
                                          Transmission Co.


   _______________

   <27>     The Commission has taken notice of the regulatory and
   technological changes that have reshaped the natural gas industry over the past two decades. SEE 1995 Report, at 29-38. The 1995 Report recommended that the Commission "interpret the single area or region' requirement [of Section 2(a)(29)] flexibly, recognizing technical advances, consistent with the purposes and provisions of the Act."
   ID. at 73.

   <28>     The development of trading hubs and market centers was the direct outgrowth of FERC's Order 636, which required interstate pipelines to separate, or "un-bundle," the commodity and transportation and storage functions of the interstate pipelines. SEE REGULATION OF NATURAL GAS PIPELINES AFTER PARTIAL WELLHEAD DECONTROL, Order No. 636, 57 Fed. Reg. 13,267 (Apr. 16, 1992). FERC has promoted the development of trading hubs as a means and location for providing services that customers of the interstate pipelines (I.E., shippers) need in order to manage their portfolios of gas supply, transportation, and storage, all of which can now be contracted separately. Today, there are more than 39 trading centers and market hubs in operation. For a comprehensive analysis of the role of market hubs and trading centers, see ENERGY INFORMATION ADMINISTRATION, NATURAL GAS 1996: ISSUES AND TRENDS, DOE/EIA-0560(96).

            NAME OF HUB      LOCATION     INTERCONNECTING PIPELINES
            -----------      --------     -------------------------

              Maumee           Ohio       ANR, Columbia Transmission,
                                          Panhandle Eastern

               Leidy       Pennsylvania   Transco, Texas Eastern, CNG,
                                          National Fuel

             Ellisburg     Pennsylvania   Tennessee Gas, National Fuel


          Chicago Market     Illinois     ANR, NGPL, Crossroads/Columbia,
                                          Midwestern to Tennessee Gas,
                                          Northern Border, Alliance
                                          (proposed), TriState or Vector
                                          to TransCanada to Millennium
                                          (proposed), ANR to Independence
                                          to National Fuel and Transco
                                          (proposed)

             Henry Hub       Louisiana    ANR, NGPL, Texas Gas, Trunkline,
                                          Transco, Columbia Gulf

            Perryville       Louisiana    Tennessee Gas, Texas Gas,
                                          Reliant Gas Transmission

             Broad Run     West Virginia  Columbia Transmission, Tennessee
                                          Gas

             Trading hubs (including all of those listed above) essentially function as physical transfer points between intersecting pipelines, where shippers (I.E., buyers and sellers) and traders can sell, exchange or trade gas or pipeline capacity or redirect deliveries to a different pipeline. Further, various types of unbundled services are typically available at trading hubs, such as temporary storage, parking and loaning of gas, and balancing. Because of the role played today by market hubs and market centers, coordination of the operations of two or more geographically diversified gas companies is no longer dependent solely upon having contractual capacity on the same interstate pipelines, so long as the companies both have access to one or more common trading hubs.

             Importantly, trading hubs now allow gas distribution companies operating in a much larger area or region of the country to realize operating economies and efficiencies from coordinated operation that were once achievable only by contiguous or nearly contiguous gas companies supplied by the same interstate pipelines. In fact, as discussed below, the opportunities to achieve operating economies may be even greater where companies seeking to combine have significantly different load profiles (E.G., non-coincident seasonal peaks, a substantially different customer mix, etc.).<29> This logic applies with even greater force where, as in this case, one of the companies (NiSource) has gas distribution operations in a major gas market center (the Chicago market center) and in a region which industry forecasts expect to experience significant growth in demand (the U.S. northeast) while others (the Columbia distribution utilities) are located between the market center and the high growth area.

             Because the NiSource and Columbia distribution utilities share access through their respective pipeline transporters to several industry-recognized market and supply-area hubs, they will have the ability physically to coordinate and manage their portfolios of supply, transportation and storage. One example of this is the potential for coordination using the Egan Storage facility and common interconnecting pipelines described above. NiSource and Columbia also have access to the Henry Hub in southern Louisiana via capacity on the ANR, NGPL, Trunkline, Texas Gas, Transco and Columbia Gulf pipelines. The Henry Hub is the recognized center for natural gas futures trading in the U.S. Through nine interstate and four intrastate pipeline interconnections, market participants such as Columbia and NiSource's gas distribution utilities and other affiliates can physically support, if necessary, the utilization of financial derivatives as a means of managing price volatility.

             Moreover, through interconnections via Crossroads and third party pipelines between NiSource's midwestern gas distribution utilities and the Columbia Transmission system, both NiSource's and Columbia's gas public utilities will benefit from the ability to share and optimize storage capacity each company owns or has under contract. As previously stated, NiSource has access to "high deliverability" salt dome storage capacity held by Northern Indiana in Texas and Louisiana, while Columbia's distribution companies have contractual rights to use the substantial storage capacity operated by Columbia Transmission. Similar opportunities to optimize contractual entitlements to capacity and deliverability exist with respect to the LNG storage capacity which the NiSource and Columbia distribution companies own or have under contract. Shared access to the various classes of gas storage facilities would provide NiSource and Columbia with an important gas balancing capability, which will allow the combined companies to manage fluctuating weather-related load profiles on their various distribution systems.

             Finally, by making enhanced use of the Crossroads/Columbia Transmission interconnect, Columbia's distribution companies would gain direct access to the Chicago market center. Such access will be an important gas supply resource and a vital risk management tool as

   _______________

   <29>     For example, due to the normal effects of the west-to-east
   "weather lag," Bay State's demand pattern tends to follow the NiSource demand pattern by, on average, 24 to 48 hours.

   the Chicago market center becomes an increasingly important source of gas for all eastern U.S. markets.

             No Impairment: The resulting integrated gas system to be formed by the combination of Columbia's gas properties with those of NiSource will not be "so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation."

             In this case, the separate corporate identity and local headquarters of each of Columbia's five natural gas public utility subsidiaries will be maintained. Further, following the Transaction, each of the Columbia and NiSource public utilities will remain subject to regulation as to rates, service, and other matters by the regulatory agencies in each of the states in which they provide public utility services.

        4.   Section 10(f)   State Laws and Section 11

             Section 10(f) of the Act provides that:

        The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

   15 U.S.C. Section 79k(f).  As described in Item 4 of this
   Application/Declaration, NiSource and Acquisition Corp. will comply with all applicable state laws related to the Transaction.

   B.   INTRA-SYSTEM PROVISION OF SERVICES

             In addition to requesting that the Commission find that Corporate Services meets the organizational and operational requirements of Section 13(b) for subsidiary service companies, NiSource also requests exemptions from the provisions of Rules 90 and 91, and the at-cost requirements contained therein, in connection with services provided by Corporate Services to any affiliated qualifying facilities ("QFs"), independent power producers ("IPPs"), exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"). As described in more detail below, NiSource believes these exemptions will help these companies compete more effectively for the provision of services to such entities, which are either majority owned by unaffiliated third parties (eliminating the potential for abusive affiliate transactions) or are otherwise adequately regulated with respect to affiliated transactions and do not otherwise present the concerns for which the Commission developed its at-cost requirements. The Commission has granted similar exemptions to existing registered holding companies. All other services provided by NiSource system companies to other NiSource system companies will be in accordance with the requirements of Section 13 of the Act, unless otherwise exempted by the Commission or the rules promulgated under the Act.

             1.   Corporate Services

             As described above, although NiSource may maintain Columbia Energy Services as a separate service company during a transitional period, NiSource currently intends to combine Columbia Energy Services with NiSource's corporate service company. Corporate Services will provide Northern Indiana, Kokomo Gas, NIFL, Columbia Ohio, Columbia Pennsylvania, Columbia Virginia, Columbia Kentucky and Columbia Maryland, pursuant to an appropriate service agreement, with a variety of administrative, management and support services, including services relating to planning, transportation, materials management, facilities and real estate, accounting, budgeting and financial forecasting, finance and treasury, rates and regulation, legal, internal audit, corporate communications, environmental, fuel procurement, corporate planning, investor relations, human resources, marketing and customer services, information systems, information technology management, general administrative and executive management services and other services. In accordance with the service agreement, any services provided by Corporate Services will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. To accomplish this, employees of Corporate Services will record transactions utilizing the existing data and accounting systems of each client company. Costs of Corporate Services will be accumulated in accounts and directly assigned, distributed and allocated to the appropriate client company in accordance with the guidelines set forth in the service agreement. NiSource is currently developing the system and procedures necessary to implement the Commission's rules.

             Corporate Services' accounting and cost allocation methods and procedures are structured so as to comply with the Commission's requirements for service companies in registered holding company systems. Its billing system uses or will use the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" established by the Commission for service companies of registered holding company systems.

             As compensation, the service agreement would provide that the client company will pay to Corporate Services all costs which reasonably can be identified and related to particular services performed by Corporate Services. Where more than one client company has received benefits from a service performed by Corporate Services, costs will be directly assigned, distributed or allocated, between or among such client companies on a basis reasonably related to the services performed. Therefore, charges for all services provided by Corporate Services to affiliated utility companies will be on an "at cost" basis in accordance with Rules 90 and 91 of the Act.

             NiSource has not yet determined whether Corporate Services will perform services to NiSource's and Columbia's non-utility subsidiaries under the service agreement or a separate non-utility service agreement. Nevertheless, services provided by Corporate Services to non-utility affiliates will also be charged on an "at cost" basis in accordance with Rules 90 and 91 of the Act, except as authorized by the Commission to be provided at fair market value.

             Section 13(b) of the Act allows the Commission to exempt transactions, by rule, regulation or order, from the provisions of
   Section 13(b) and the rules promulgated thereunder if such transactions:

             (1) are with any associate company which does not derive, directly or indirectly, any material part of its income from sources within the United States and which is not a public utility company operating within the United States or (2) involve special or unusual circumstances or are not in the ordinary course of business.

   15 U.S.C. Section 79m(b). The Commission grants such an exemption to permit non-utility subsidiaries of a registered holding company to provide certain services to FUCOs, EWGs, IPPs and QFs at market-based rates.<30> In addition, in the 1995 Report, the Division recommended that "the SEC should also issue exemptive orders under
   Section 13 allowing more nonutility subsidiaries to charge market rates to nonutility affiliates."<31> The Commission's primary concern under Section 13 is to protect utility subsidiaries in a registered holding company system from abusive cross-subsidization transactions with non-utility affiliates. Exemptions from Rules 90 and 91 for transactions solely between non-utility affiliates will not interfere with the financial integrity of the utility affiliates, but will benefit the holding company system by permitting it to offer competitively priced services based on market considerations. Therefore, Corporate Services requests that the Commission grant an exemption from the provisions of Rules 90 and 91, and the at-cost requirement contained therein, in order for Corporate Services to provide services to associate FUCOs, EWGs, IPPs and QFs. No services will be provided at market-based rates to a FUCO, EWG, IPP or QF selling electricity to Northern Indiana unless authorized by the Act or the Commission.

             No change in the organization of Corporate Services, the type and character of the client companies, the methodology for

   _______________

   <30>     See, E.G., ENTERGY CORP., HCAR No. 26322 (June 30, 1995);
   GENERAL PUB. UTILS. CORP., HCAR No. 26307 (June 14, 1995); THE
   SOUTHERN CO., HCAR No. 26212 (Dec. 30, 1994).

   <31>     1995 Report at 102.

   allocating costs to client companies, or the scope and character of the services to be rendered subject to Section 13 of the Act, or any rule promulgated by the Commission thereunder, shall be made unless and until Corporate Services shall have first provided the Commission with written notice of the proposed change at least 60 days prior to the proposed effective date. If, upon the receipt of such notice, the Commission notifies Corporate Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule promulgated by the Commission thereunder, then the proposed change will not become effective unless and until Corporate Services has filed with the Commission an appropriate declaration regarding the proposed change and the Commission has permitted the declaration to become effective.

             NiSource submits that its service agreements will be structured in a manner which complies with Section 13 of the Act and the Commission's rules and regulations thereunder and requests the Commission's approval of these agreements.

             Rule 88 provides that "[a] finding by the Commission that a subsidiary company of a registered holding company . . . is so organized and conducted or to be conducted, as to meet the requirements of section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule 90]), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified" in the instructions for that form, by such company or the persons proposing to organize it. 17 C.F.R. Section 250.88. Notwithstanding the language of Rule 88, the Commission has recently made findings under Section 13(b) based on information set forth in an Application/Declaration or Form U-1, without requiring the formal filing of a Form U-13-1. SEE CINERGY CORP., HCAR No. 26146 (Oct. 21, 1994); UNITIL CORP., HCAR No. 25524 (April 24, 1992). In this Application/Declaration, NiSource submits the same information as would be submitted in a Form U-13-1.

             Accordingly, NiSource submits to the Commission that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application/Declaration should be deemed to constitute the filing of Form U-13-1 for purposes of Rule 88.


   ITEM 4.   REGULATORY APPROVALS
   ------------------------------

             Approval of the Transaction is required, or may be required, from, and the Transaction will be reviewed by, the following state public utility commissions: Public Utilities Commission of Ohio, Virginia State Corporation Commission, Maryland Public Service Commission, Pennsylvania Public Utility Commission, Kentucky Public

   Service Commission, Maine Public Utilities Commission and New Hampshire Public Utilities Commission. In addition, certain aspects of the Transaction (the transfer of control of Columbia's FERC-jurisdictional power marketing subsidiaries to NiSource) are subject to the jurisdiction of FERC under Section 203 of the Federal Power Act. The Transaction is also subject to the notification and reporting requirements of the HSR Act. The HSR waiting period expired on August 4, 1999. No other state or federal commission has jurisdiction over the Transaction.

   ITEM 5.   PROCEDURE
   -------------------

             NiSource and Acquisition Corp. respectfully request the Commission to expedite its approval of this Application/Declaration.
   A proposed form of notice is attached hereto as Exhibit H-1. NiSource hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the Transaction.

   ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
   -------------------------------------------

        A.   EXHIBITS
             --------

        A-1 Amended and Restated Articles of Incorporation of NiSource Inc. dated as of May 13, 1998, as amended on May 20, 1998 and April 14, 1999.

        A-2            Amended and Restated By-Laws of NiSource Inc.
                       dated as of April 14, 1999.

        A-3 Articles of Incorporation of Columbia. (To be filed by amendment)

        A-4            By-Laws of Columbia. (To be filed by amendment)

        A-5            Articles of Incorporation of Acquisition Corp.

        A-6            By-Laws of Acquisition Corp.

        B-1            Service Agreement.  (To be filed by amendment)

        B-2.1 Commitment Letter dated June 23, 1999 to NiSource Inc. from Credit Suisse First Boston Corporation and Barclays Bank PLC. (Incorporated by reference to Exhibit 11(b)(1) to the Schedule 14D-1 filed by CEG Acquisition Corp. and NiSource Inc. on June 25, 1999).
                                     60

        B-2.2 Amended and Restated Commitment Letter dated October 15, 1999 to NiSource Inc. from Credit Suisse First Boston Corporation and Barclays Bank PLC, (Incorporated by reference to Exhibit 11(b)(1) to the Schedule 14D-1/A, Amendment No. 25, filed by CEG Acquisition Corp. and NiSource Inc. on October 18, 1999).

        B-3 Credit Agreement and related documentation. (To be filed by amendment)

        B-4 Support Agreement dated April 4, 1989, as amended on May 15, 1989, December 10, 1990 and February 14, 1991 between NIPSCO Industries, Inc. (now known as NiSource Inc.) and NIPSCO Capital Markets, Inc. (now known as NiSource Capital Markets, Inc.). (Incorporated by reference to
                       Exhibit 4.2 to the Registration Statement on Form S-3 filed by NIPSCO Capital Markets, Inc. and NIPSCO Industries, Inc. on November 13, 1992 (Registration No. 33-54516)).

        B-5 Agreement and Documents Relevant to the Merger of Acquisition Corp. and Columbia. (To be filed by amendment)

        C-1.1 Schedule 14D-1 filed by CEG Acquisition Corp. and NiSource Inc. to acquire outstanding shares of Columbia Energy Group (Filed with the Commission on June 25, 1999, File No. 510049 and incorporated by reference herein).

        C-1.2 Schedule 14D-1/A, Amendment No. 25, filed by CEG Acquisition Corp. and NiSource Inc. to acquire the outstanding shares of Columbia Energy Group. (Filed with the Commission on October 18, 1999, File No. 510049 and incorporated by reference herein).

        D-1.1 Application to the FERC under the Federal Power Act. (To be filed by amendment)

        D-1.2          Order of the FERC.  (To be filed by amendment)

        D-2.1 Application to the Virginia Commission. (To be filed by amendment)

        D-2.2 Order of the Virginia Commission. (To be filed by amendment)

        D-3.1 Application to the Maryland Commission. (To be filed by amendment)

                                     61


        D-3.2 Order of the Maryland Commission. (To be filed by amendment)

        D-4.1 Application to the Pennsylvania Commission. (To be filed by amendment)

        D-4.2 Order of the Pennsylvania Commission. (To be filed by amendment)

        D-5.1 Application to the Ohio Commission. (To be filed by amendment)

        D-5.2 Order of the Ohio Commission. (To be filed by amendment)

        D-6.1 Application to the Kentucky Commission. (To be filed by amendment)

        D-6.2 Order of the Kentucky Commission. (To be filed by amendment)

        D-7.1 Application to the Maine Commission. (To be filed by amendment)

        D-7.2 Order of the Maine Commission. (To be filed by amendment)

        D-8.1 Application to the New Hampshire Commission. (To be filed by amendment)

        D-8.2 Order of the New Hampshire Commission. (To be filed by amendment)

        E-1 Map of service territory of NiSource. (To be filed by amendment)

        E-2 Map of service territory of Columbia. (To be filed by amendment)

        E-3 Map of service territory of Bay State. (To be filed by amendment)

        E-4 NiSource Corporate Organization Chart. (To be filed by amendment)

        E-5 Columbia Corporate Organization Chart. (To be filed by amendment)

        E-6 Corporate Organization Chart of Companies after Merger. (To be filed by amendment)

                                     62

        F-1            Opinion of Counsel.  (To be filed by amendment)

        F-2 Past Tense Opinion of counsel. (To be filed by amendment)

        G-1 Annual Report of NiSource on Form 10-K for the year ended December 31, 1998. (Filed with the Commission on March 25, 1999, File No. 1-9776 and incorporated by reference herein).

        G-2 Annual Report of Columbia on Form 10-K for the year ended December 31, 1998. (Filed with the Commission on March 26, 1999, File No. 1-1098 and incorporated by reference herein).

        G-3 Quarterly Report on Form 10-Q of NiSource for the quarter ended March 31, 1999. (Filed with the Commission on May 13, 1999, File No.1-9779 and incorporated by reference herein).

        G-4 Quarterly Report on Form 10-Q of Columbia for the quarter ended March 31, 1999. (Filed with the Commission on May 13, 1999, File No. 1-1098 nd incorporated by reference herein).

        G-5 Quarterly Report on Form 10-Q of NiSource for the quarter ended June 30, 1999. (Filed with the Commission on August 13, 1999, File No.1-9779 and incorporated by reference herein).

        G-6 Quarterly Report on Form 10-Q of Columbia for the quarter ended June 30, 1999. (Filed with the Commission on August 11, 1999, File No. 1-1098 and incorporated by reference herein).

        G-7            Form U-3A-2 of NiSource for the year ended
                       December 31, 1998. (Filed with the Commission on February 26, 1999, File No. 69-340 and incorporated by reference herein).

        G-8 Form U5S of Columbia for the year ended December 31, 1998. (Filed with the Commission on April 30, 1999, File No. 101098 and incorporated by reference herein).

        H-1            Proposed Form of Notice.

        I-1 Divestiture Study of Northern Indiana. (To be filed by amendment)

        I-2            Divestiture Study of Water Utilities.  (To be
                       filed by Amendment)
                                     63

        B.   FINANCIAL STATEMENTS
             --------------------

        FS-1           NiSource Unaudited Pro Forma Condensed
                       Consolidated Balance Sheet. (To be filed by amendment)

        FS-2           NiSource Unaudited Pro Forma Condensed
                       Consolidated Statement of Income. (To be filed by amendment)

        FS-3 Notes to NiSource Unaudited Pro Forma Condensed Consolidated Financial Statements. (To be filed by amendment)

        FS-4 NiSource Consolidated Balance Sheet as of December 31, 1998. (Included in Exhibit G-1)

        FS-5 NiSource Consolidated Statement of Income for the twelve months ended December 31, 1998. (Included in Exhibit G-1)

        FS-6 Columbia Consolidated Balance Sheet as of December 31, 1998. (Included in Exhibit G-2)

        FS-7 Columbia Consolidated Statement of Income for the twelve months ended December 31, 1998. (Included in Exhibit G-2)

   ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
   -------------------------------------------------

             The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The Transaction that is the subject of this Application/Declaration will not result in changes in the operation of NiSource or its subsidiaries that will have an impact on the environment. NiSource is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.


        SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Application/Declaration filed herein to be signed on its behalf by the undersigned thereunto duly authorized.

                                     64


        NISOURCE INC.

        By:  /s/ Gary L. Neale
            ----------------------------
        Name:  Gary L. Neale
        Title:  Chairman and President


        CEG ACQUISITION CORP.

        By:  /s/ Gary L. Neale
            ----------------------------
        Name:     Gary L. Neale
        Title:    Chairman and President

        Date:     October 28, 1999